Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

GI DI Orion Acquisition Inc,

GI DI Orion Merger Sub Inc

and

ORBCOMM Inc.

Dated as of April 7, 2021

INDEX OF DEFINED TERMS

Terms	Page
Acceptable Confidentiality Agreement	38
Acquisition Proposal	70
Action	71
Affiliate	71
Agreement	1
Alternative Acquisition Agreement	38
Anti-Corruption Laws	16
Benefit Continuation Period	49
Book-Entry Shares	5
Business Day	71
Bylaws	2
Cancelled Shares	3
Capitalization Date	10
Cash Equity	30
Certificate	4
Certificate of Merger	2
CFIUS	71
CFIUS Approval	71
Change of Recommendation	40
Charter	2
Chosen Courts	66
Closing	2
Closing Date	2
Code	71
Commitment Letters	29
Common Stock	10
Communications Act	71
Communications Laws	71
Company	1
Company Benefit Plan	71
Company Board	1
Company Communications Licenses	72
Company Disclosure Schedule	9
Company Equity Awards	8
Company ESPP	72
Company Intellectual Property	72
Company Material Adverse Effect	72
Company MPU Award	8
Company Preferred Stock	10
Company Recommendation	12
Company RSU Award	7
Company SAR Award	7

v

Company SEC Documents	13
Company Securities	11
Company Termination Fee	73
Confidentiality Agreement	48
Continuing Employees	49
Contract	73
Converted Shares	3
D&O Insurance	52
Damage Cap	65
Debt Commitment Letter	29
Debt Financing	29
Definitive Agreements	53
DGCL	1
Dissenting Shares	6
Effective Time	2
Enforceability Exceptions	12
Environmental Laws	73
Equity Commitment Letter	29
Equity Investors	29
ERISA	74
ERISA Affiliate	74
Exchange Act	74
Exchange Fund	4
Excluded Party	74
Excluded Shares	3
Export Control Laws	74
FCC	74
Final Offering	8
Financing	30
Financing Entities	75
Financing Parties	74
Foreign Plan	75
Foreign Telecommunications Laws	75
Foreign Telecommunications Regulator	75
GAAP	13
Governmental Entity	75
Guarantor	1
HSR Act	75
Indemnified Parties	51
Inquiry	37
Intellectual Property	75
Intervening Event	75
IT Assets	76
Knowledge	76
Law	76
Lien	76

Limited Guarantee	1
Marketing Period	76
Material Contract	23
Materials of Environmental Concern	77
Merger	1
Merger Amounts	30
Merger Consideration	3
Merger Sub	1
Multiemployer Plan	77
NASDAQ	77
No-Shop Period Start Date	38
Notice of Change of Recommendation	40
Order	77
Owned Real Property	25
Parent	1
Parent Disclosure Schedule	27
Parent Group	65
Parent Material Adverse Effect	28
Parent Termination Fee	77
Parties	1
Party	1
Paying Agent	4
Permits	15
Permitted Liens	77
Person	78
Personal Data	78
Privacy Policies	78
Proxy Statement	42
Real Property	25
Real Property Leases	25
Record Holder	78
Regulatory Law	78
Representatives	37
Required Financial Information	56
Required Governmental Approvals	78
SEC	79
Securities Act	79
Share	3
Shares	3
Solvent	32
Stockholder Approval	59
Stockholders Meeting	43
Subsidiary	79
Superior Proposal	79
Surviving Corporation	1
Takeover Statute	59

Tax	79
Tax Return	80
Taxes	79
Telecommunications Regulatory Authorities	80
Termination Date	61
Transaction Litigation	48
Undertaking	11
Willful Breach	80

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2021 (this “Agreement”), by and among GI DI Orion Acquisition Inc, a Delaware corporation (“Parent”), GI DI Orion Merger Sub Inc, a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and ORBCOMM Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously approved the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), and has approved and declared this Agreement fair and advisable to and in the best interests of its stockholders;

WHEREAS, the boards of directors of Parent and Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, GI Data Infrastructure Fund LP, GI Data Infrastructure Fund-A LP and GI Data Infrastructure Executive Fund LP (each, a “Guarantor”) are entering into a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which, subject to the terms and conditions contained therein, each Guarantor is guaranteeing the obligations of Parent and Merger Sub to pay the Parent Termination Fee and certain other amounts; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, shall be a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company, with all its rights, obligations, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Agreement.

Section 1.2. Closing. The closing of the Merger (the “Closing”) shall take place: (a) at 8:00 a.m., Central time, no later than the third (3rd) Business Day following the satisfaction or waiver (if permissible under applicable Law) of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Simpson Thacher & Bartlett LLP, 600 Travis Street Suite 5400, Houston, Texas; provided, that if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur until the earlier to occur of: (i) a Business Day during the Marketing Period specified by Parent on no fewer than three (3) Business Days written notice to the Company and (ii) the first Business Day following the final day of the Marketing Period (subject, in the case of each of the foregoing clauses (i) and (ii), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) as of the date determined pursuant to this proviso) or (b) at such other date, time, or place as agreed to in writing by Parent and the Company. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 1.3. Effective Time. Subject to the terms and conditions hereof, on the Closing Date, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as the Parties shall agree in writing and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

EFFECTS OF THE MERGER

Section 2.1. Effects of the Merger. The Merger shall have the effects specified in this Agreement and the applicable provisions of the DGCL.

Section 2.2. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be the certificate of incorporation of the Company, as amended and restated in its entirety to read as set forth in Exhibit A, until thereafter amended as provided therein or by applicable Law.

Section 2.3. Bylaws. Subject to Section 5.10, at the Effective Time, the bylaws of the Surviving Corporation (the “Bylaws”) shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub (except that the name of the Surviving Corporation shall be the name of the Company), until thereafter amended as provided therein or in the Charter or by applicable Law.

Section 2.4. Directors. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.5. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.6. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holders of any capital stock of the Company or any other Person:

(a) Common Stock Merger Consideration. Each share of Common Stock (“Common Shares”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, Converted Shares and Dissenting Shares (collectively, “Excluded Shares”)) shall at the Effective Time automatically be cancelled and converted into the right to receive $11.50 per Share in cash (the “Common Stock Merger Consideration”), without interest and subject to applicable withholding taxes pursuant to Section 2.7(g), whereupon such Common Shares will cease to exist and no longer be outstanding, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration, without interest, upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.7.

(b) Preferred Stock Merger Consideration. Each share of Company Preferred Stock (“Preferred Shares”, collectively with the Common Shares, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall at the Effective Time automatically be cancelled and converted into the right to receive an amount equal to the sum of (1) the product of (x) the Common Stock Merger Consideration multiplied by (y) 1.66611, plus (2) an amount equal to (x) the number of Preferred Shares issuable in respect of any accrued and unpaid dividends thereon as of the Effective Time, multiplied by (y) the Common Stock Merger Consideration multiplied by (z) 1.66611, in cash (the “Preferred Stock Merger Consideration”, collectively with the Common Stock Merger Consideration, the “Merger Consideration”), without interest and subject to applicable withholding taxes pursuant to Section 2.7(g), whereupon such Preferred Shares will cease to exist and no longer be outstanding, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration, without interest, upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.7.

(c) Cancellation of Cancelled Shares; Conversion of Converted Shares. Shares that immediately prior to the Effective Time are held by the Company in treasury or by Parent or Merger Sub or by any Person of which Parent is a Subsidiary (collectively, “Cancelled Shares”) shall at the Effective Time automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Shares that immediately prior to the Effective Time are held by any wholly owned Subsidiary of the Company or any wholly owned Subsidiary of Parent (other than Merger Sub) (collectively, “Converted Shares”) shall at the

Effective Time automatically be converted into such number of fully paid and nonassessable shares of common stock, par value $0.001 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(d) Conversion of Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.7. Payment.

(a) Paying Agent; Exchange Fund. Prior to the Effective Time, Parent shall designate a national bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II, and in connection therewith, shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement. At or prior to the Effective Time, Parent shall deposit (or shall cause to be deposited) with the Paying Agent in trust for the benefit of the holders of Shares a cash amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose except as set forth herein. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity that could prevent or delay payments to be made pursuant to this Agreement. Any interest and other income resulting from such investments shall be payable to Parent or the Surviving Corporation and any amounts in excess of the amounts payable under this Article II shall be promptly returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Merger Consideration under this Article II. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein.

(b) Procedures for Surrender.

(i) Stock Certificates. As soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the date on which the Effective Time occurs), Parent shall cause the Paying Agent to mail to each Record Holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (each such certificate, a “Certificate”), which Shares were converted into the right to receive the Merger Consideration pursuant to the provisions of this Article II, (A) a letter of transmittal, which shall be in customary form and with such other provisions as Parent and the Company shall reasonably agree, and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof as provided in Section 2.7(e)) and (B) instructions for effecting the surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 2.7(e)) to the Paying Agent in exchange for payment of the Merger Consideration for which such Shares have been converted pursuant the provisions of this Article II. Upon surrender to the Paying Agent of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.7(e)) for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II in respect of each Share formerly represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof as provided in Section 2.7(e)) so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable in respect of any Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate and such Person shall have established to the reasonable satisfaction of the Paying Agent and the Surviving Corporation that such Taxes shall have been paid or are not required to be paid.

(ii) Book-Entry Shares. Any holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) and whose Shares were converted pursuant to the provisions of this Article II into the right to receive the Merger Consideration shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one (1) or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), Parent shall, or shall cause the Surviving Corporation to, cause the Paying Agent to pay and deliver (after giving effect to any required withholding Taxes as provided in Section 2.7(g)) as soon as reasonably practicable after the Effective Time, the applicable Merger Consideration pursuant to the provisions of this Article II in respect of each Share formerly represented by such Book-Entry Share, and the Book-Entry Share so exchanged shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) Closing of Transfer Books. From and after the close of business on the Closing Date, the stock transfer books of the Surviving Corporation shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. Until surrendered as contemplated by Section 2.7(b), each Certificate and Book-Entry Share (other than Excluded Shares) shall, from and after the Effective Time, represent only the right to receive the Merger

Consideration, without interest thereon, as contemplated by Section 2.6(a). If, after the Effective Time, Certificates or, in the case of Book-Entry Shares, such Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or for any other reason, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for recourse, which shall remain responsible for payment of the Merger Consideration for such Shares as provided in this Article II, without any interest thereon. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, Merger Sub, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof, and if required by Parent in its reasonable discretion, the posting by such holder of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Surviving Corporation or the Paying Agent with respect to such Certificate, Parent will cause the Surviving Corporation or the Paying Agent to pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Shares previously evidenced by such lost, stolen or destroyed Certificate, without any interest thereon.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Converted Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) reasonably prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands, and any other instruments received by the Company pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. Parent shall have the right to direct and control all negotiations and proceedings with respect to any such demands, withdrawals or attempted withdrawals of such demands. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL, or agree to do any of the foregoing.

(g) Withholding Rights. Each of Parent, the Surviving Corporation, the Paying Agent and any other withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such Taxes as it is required to deduct and withhold with respect to the making of such payment under the Code or under any other applicable provision of Law. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8. Company Equity and Equity-Based Awards

(a) Unless otherwise agreed in writing with any individual holder of a restricted stock unit award, including any dividend equivalents accrued thereon (each, a “Company RSU Award”), each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time and subject solely to time-vesting conditions shall, as of the Effective Time, become fully vested (to the extent unvested) as to any time-vesting conditions and nonforfeitable, and shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Common Stock Merger Consideration in respect of each vested Common Share subject to such Company RSU Award, subject to applicable Tax withholding.

(b) Unless otherwise agreed in writing with any individual holder of a Company RSU Award, each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time and subject to performance-based vesting or other performance-based lapse restrictions shall, as of the Effective Time, become vested and nonforfeitable with respect to a number of Shares subject to such Company RSU Award calculated based on target level of performance, and shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Common Stock Merger Consideration in respect of each vested Common Share subject to such Company RSU Award, subject to applicable Tax withholding.

(c) Unless otherwise agreed in writing with any individual holder of a stock appreciation right award (each, a “Company SAR Award”), each Company SAR Award, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Common Stock Merger Consideration over the grant price per Common Share of such Company SAR Award, multiplied by (ii) the total number of Shares subject to such Company SAR Award, subject to applicable Tax withholding. Any Company SAR Award that has a grant price per Common Share that is greater than or equal to the Common Stock Merger Consideration shall, as of the Effective Time, be cancelled for no consideration.

(d) Each market performance unit award (each such tranche, a “Company MPU Award”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become vested and nonforfeitable with respect to all or a portion of such Company MPU Award, with such portion to be calculated based on the greater of (i) achievement of the applicable performance goal as calculated based on the Common Stock Merger Consideration and (ii) the achievement of the applicable performance goal assuming target level achievement (as applicable, the “Achievement Percentage”), and such Company MPU Award shall be cancelled and converted automatically into the right to receive an amount in cash equal to the payout amount determined under the applicable award agreement based on the Achievement Percentage as applied to the applicable tranche of Company MPU Award, subject to applicable Tax withholding.

(e) The Surviving Corporation shall pay each holder of any Company RSU Award, Company SAR Award and/or Company MPU Award (collectively, “Company Equity Awards”) the cash payments described in this Section 2.8 on or as soon as reasonably practicable after the Closing Date, but in any event no later than seven (7) Business Days following the Closing Date; provided that, notwithstanding anything to the contrary contained in this Agreement, any such delivery of the Common Stock Merger Consideration in respect of any Company RSU Award, Company SAR Award or Company MPU Award that constitutes “deferred compensation” subject to Section 409A of the Code, as determined by the Company in its reasonable discretion, shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code.

(f) As soon as reasonably practicable following the date of this Agreement and in any event no later than five (5) Business Days prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the Company ESPP that may be necessary or required under the terms of the Company ESPP and applicable Laws) to ensure that (i) except for the offering period under the Company ESPP that commenced on December 1, 2020 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) the Company shall not take any action to reduce the applicable purchase price for a share of Company Common Stock under the Company ESPP after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the Final Offering, the Final Offering shall end on the Closing Date, (iv) each participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the Company ESPP as of the end of the Final Offering, (v) participants in the Company ESPP are not permitted to increase deductions under the Company ESPP after the date of this Agreement and no new participants may begin participation in the Company ESPP after the date of this Agreement, and (vi) the Company ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the Company ESPP thereafter. Notwithstanding the foregoing, prior to the Closing Date, participants shall be entitled to withdraw contributions made in respect of the Final Offering at any time during the Final Offering, in accordance with the terms of the Company ESPP.

(g) Prior to the Effective Time, the Company Board or any authorized committee thereof shall adopt such resolutions as may reasonably be appropriate or required in its discretion to effectuate the actions contemplated by this Section 2.8.

Section 2.9. Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of Shares issued and outstanding as a result of a reclassification, stock split or reverse stock split, stock dividend or stock distribution, recapitalization, combination, merger, or other similar transaction, the Merger Consideration shall be appropriately and equitably adjusted, without duplication, to reflect such change and to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration; provided that nothing in this Section 2.9 shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Documents (other than any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” (to the extent such disclosures are general and cautionary, predictive or forward-looking in nature)) filed with or furnished to the SEC by the Company (including any documents incorporated by reference into any of the Company SEC Documents) since January 1, 2020 and publicly available on or before the day that is two (2) Business Days prior to the date of this Agreement (it being understood that this sub-clause (a) shall not be applicable to the representations and warranties set forth in Section 3.3(a), Section 3.3(b), Section 3.4(c), Section 3.9(e) or Section 3.9(f)) or (b) the disclosure letter delivered by the Company to Parent prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Schedule, whether or not an explicit cross reference appears therein, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item (including dollar amounts) in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or outside the Ordinary Course of Business or constitutes a Company Material Adverse Effect or that the inclusion of such item in the Company Disclosure Schedule is required), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Power.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to be in good standing or to have such corporate or similar power and authority would not constitute a Company Material Adverse Effect.

(b) Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to be in good standing or to have such corporate or similar power and authority would not constitute a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not constitute a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business. The Company has made available to Parent true, complete and correct copies of its and its material Subsidiaries’ certificates of incorporation and bylaws (or similar organizational documents), in each case as amended and in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material violation of any provision of its respective certificate of incorporation or bylaws.

Section 3.2. Subsidiaries. Section 3.2 of the Company Disclosure Schedule sets forth as of the date hereof (a) a true and complete list of the Subsidiaries of the Company and the ownership interest of the Company in any such Subsidiaries, as well as the ownership interest of any other Person in each such Subsidiary and the jurisdiction of organization of each such Subsidiary and (b) the Company’s and its Subsidiaries’ direct or indirect ownership interest in any other Person. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been duly authorized, validly issued and are free of preemptive rights and in the case of corporations are fully paid and nonassessable. All of the outstanding shares of capital stock or equity interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of all Liens, other than Permitted Liens.

Section 3.3. Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 1,000,000 shares of series A convertible preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on March 31, 2021 (the “Capitalization Date”), (i) 79,439,807 shares of Common Stock were issued and outstanding, (ii) 41,844 shares of Company Preferred Stock were issued and outstanding (not including 1,699 shares of Company Preferred Stock dividends in arrears), (iii) no shares of Common Stock were held by the Company in its treasury, (iv) 1,052,200 shares of Common Stock were reserved for issuance pursuant to outstanding Company RSU Awards (assuming achievement of applicable performance goals at target level), (v) 1,767,715 shares of Common Stock were reserved for issuance pursuant to outstanding Company SAR Awards, with a weighted average grant price of $4.88, (vi) 184,415 shares of Common Stock were reserved for issuance pursuant to outstanding Company MPU Awards (assuming achievement of the applicable stock-price goals at target level, with the number of corresponding shares of Common Stock being calculated based on the Common Stock Merger Consideration), and (vii) aggregate contributions of $286,692 were received by the Company for the current offering period pursuant to the Company ESPP. All outstanding Shares and all Shares reserved for issuance pursuant outstanding Company Equity Awards as noted in clauses (iv), (v), (vi) and (vii) of the foregoing sentence, when issued in accordance with the respective terms of such Company Equity Awards or Company ESPP, as applicable, are or will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 3.3 and for changes since the Capitalization Date resulting from the exercise, vesting or settlement, as applicable, of Company Equity Awards outstanding on the Capitalization Date, as of the date hereof, there are no outstanding or reserved for issuance (i) shares of capital stock or voting securities of the Company, (ii) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote, (iii) securities, options, warrants, calls, rights, commitments, profits interests, stock appreciation rights, phantom stock agreements, arrangements or undertakings of any kind (an “Undertaking”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue or sell, or cause to be issued or sold, additional shares of capital stock or other voting or equity securities or interests of the Company or of any of its Subsidiaries (or any security convertible or exercisable therefor) or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, profits interest, agreement, arrangement or Undertaking (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”) or (iv) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities (other than in connection with the exercise, vesting or settlement, as applicable, of Company Equity Awards outstanding as of the Capitalization Date, including with respect to the satisfaction of Tax withholding, and with respect to Company SAR Awards, the payment of any exercise or grant price, as applicable).

(c) No shares of capital stock of the Company are owned by any Subsidiary of the Company.

(d) There are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of, restricting the transfer or sale of, or providing for registration rights with respect to, the capital stock or other equity interests of the Company or any of its Subsidiaries.

(e) Section 3.3(e) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, a list of all holders of Company Equity Awards and, with respect to each, the type of award, the date of grant, the exercise price or grant price, if applicable, and the number of shares of Common Stock subject to such award (assuming achievement of applicable performance goals at target level).

(f) As of the date of this Agreement, there is no outstanding indebtedness for borrowed money (or guarantees thereof) of the Company or any of its Subsidiaries (excluding intercompany indebtedness among the Company and/or wholly-owned Subsidiaries of the Company) other than as set forth in Section 3.3(f) of the Company Disclosure Schedule and neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC). The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote pursuant to the terms thereof.

Section 3.4. Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Stockholder Approval, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (clauses (i) and (ii) collectively, the “Enforceability Exceptions”).

(b) The Company Board, at a meeting duly called and held, has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, (iii) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company and (iv) subject to Section 5.2, resolved to recommend adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”), which resolutions, as of the date hereof, remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 3.5. Consents and Approvals; No Violations. Except as set forth in Section 3.5 of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) subject to obtaining the Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or of the similar organizational documents of any of the Company’s Subsidiaries, (ii) require the Company to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction or (iii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Privacy Policy, require any consent by any Person under, constitute a default or an event that, with or without notice, lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, or acceleration of any right or obligation under, or the loss of a benefit under, any provision of any Material Contract, or result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) and (iii), as would not constitute a Company Material Adverse Effect.

Section 3.6. Company SEC Documents.

(a) Since December 31, 2018, the Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, statements, certifications, schedules and other documents required to be filed with or furnished to the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, the “Company SEC Documents”). As of their respective filing dates (or if amended, as of the date of such amendment), and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, each as in effect on the date so filed (or amended). At the time filed with the SEC (or if amended, as of the date of such amendment), and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date hereof. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC and the Company with respect to the Company SEC Documents since December 31, 2018. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of active, ongoing SEC review.

(b) The financial statements of the Company included in the Company SEC Documents (including the related notes and schedules thereto) complied as of their respective dates in all material respects with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and, on that basis, fairly presented in all material respects the consolidated financial position, results of operations, changes in stockholder’s equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto).

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and the Company has established and maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurances that (i) material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and (ii) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, the Exchange Act and the Securities Act.

(d) The Company, based on its most recent evaluation of internal control over financial reporting, has not identified (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and/or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since December 31, 2018, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or other representative of the Company or any of its Subsidiaries, has received any material written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has, to the Knowledge of the Company, reported in writing evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) Since December 31, 2018, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.7. Absence of Certain Changes or Events.

(a) From December 31, 2020 through the date hereof, except for the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business and have not taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to Section 5.1(b).

(b) Since December 31, 2020 through the date of this Agreement, there has not been a Company Material Adverse Effect.

Section 3.8. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub in writing specifically for inclusion therein.

Section 3.9. Compliance with Laws; Permits.

(a) Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries (i) are, and since December 31, 2016 have been, in compliance with all Laws and Orders applicable to the Company and its Subsidiaries, and (ii) to the Knowledge of the Company, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any violation of any such Law or Order. Except as would not constitute a Company Material Adverse Effect, each of the Company and its Subsidiaries has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations issued to the Company or its Subsidiaries by a Governmental Entity necessary under applicable Law for it to own, lease or operate its properties and assets and to carry on its business as currently conducted (collectively, “Permits”). No default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of, any such Permit, and neither the Company nor any of its Subsidiaries has received any cease and desist letters or written inquiries from any Governmental Entity with respect to any such Permit, except, in each case, as would not constitute a Company Material Adverse Effect.

(b) Section 3.9(b) of the Company Disclosure Schedule identifies all of the Company Communications Licenses as of the date hereof. The Company Communications Licenses are all the authorizations, licenses, permits, certificates, approvals and clearances required under the Communications Laws for the Company and its Subsidiaries to own, lease and operate their properties, rights or other assets or to conduct their business in the manner in which such businesses are currently being conducted, except as would not constitute a Company Material Adverse Effect. As of the date hereof, no action by or before any Telecommunications Regulatory Authority is pending (or, to the Knowledge of the Company, is being threatened) in which the requested remedy is: (i) the revocation, suspension, cancellation, rescission or material modification of, or the refusal to renew, any of the Company Communications Licenses; or (ii) the imposition on the Company or any of its Subsidiaries of material fines, penalties or forfeitures, except, in each case with respect to the foregoing clauses (i) and (ii), as would not constitute a Company Material Adverse Effect. The holder of each Company Communications License is in compliance with such Company Communications License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Laws, and the payment of all regulatory assessments, fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where the failure of such holder of Company Communications License to be in compliance, fulfill or perform its obligations or pay such assessments, fees or contributions, in each case with respect to the foregoing clauses (i) and (ii), as would not constitute a Company Material Adverse Effect.

(c) Since December 31, 2016, none of the Company or any of its Subsidiaries any of their respective directors, officers or employees or, to the Knowledge of the Company, any of their respective agents or Channel Partners acting for or on the Company’s or its Subsidiaries’ behalf have (i) used any corporate, Company (or Subsidiary) funds for any unlawful contribution, gift, entertainment or other unlawful expense, payment, or forbearance relating to political activity or unlawfully offered or provided, directly or knowingly or indirectly, anything of value to any foreign or domestic government or government instrumentality employee, official, or representative in each case in violation of or (ii) otherwise materially violated, any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder, the UK Bribery Act, or any other applicable Laws, statutes, or regulations concerning anti-bribery, anti-corruption, kickbacks or otherwise improper payments (collectively, the “Anti-Corruption Laws”). The Company and its Subsidiaries have instituted policies and procedures reasonably designed to promote and achieve compliance with the Anti-Corruption Laws and since December 31, 2016 have maintained such policies and procedures in force. (A) None of the Company’s or any of its Subsidiaries’ directors, officers or employees or, to the Knowledge of the Company agents or Channel Partners is a Sanctioned Person and (B) since December 31, 2016, neither the Company nor any of its Subsidiaries nor any other person or agent acting for or on behalf of the Company, including but not limited to Channel Partners, in their capacity as such, has engaged in any direct or indirect business with any Sanctioned Person any manner that constitutes a violation of applicable Sanctions or Export Control Laws. None of the Company or any of its Subsidiaries are in violation of applicable Laws, rules, or regulations concerning money laundering, financial recordkeeping, or proceeds of crime, such as the USA PATRIOT Act.

(d) Except as set forth in Section 3.9(d) of the Company Disclosure Schedule, since December 31, 2016:

(i) the Company and its Subsidiaries, their respective directors, officers and employees, and to the Knowledge of the Company, any other Person or agent acting for or on behalf of the Company or any of its Subsidiaries, including but not limited to Channel Partners, in their capacity as such, have been and are in compliance with all applicable (A) Sanctions and (B) Export Control Laws.

(ii) none of the Company or its Subsidiaries or their respective directors, officers or employees, or, to the Knowledge of the Company, their respective agents or Channel Partners, in their capacity as such, or other persons acting on behalf of the Company or its Subsidiaries, is or has been the subject of any past, present, or known threatened claims, suits, investigations (whether internal or external, formal, or informal), audits, arbitrations, proceedings or litigation in writing by any Governmental Entity regarding an actual or alleged violation of any Export Control Law, or has made, or intends to make, any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any actual or potential violation of or liability arising under or relating to any Export Control Law, or is aware of any undisclosed violations of or liability arising under or relating to any Export Control Law.

(iii) the Company and its Subsidiaries have all authority under Export Control Laws necessary to conduct their businesses as currently conducted in all respects including necessary Permits for any export transactions, necessary Permits and clearances for the disclosure of information to foreign Persons, and necessary registrations with any Governmental Entity with authority to implement applicable Export Control Laws; and

(iv) the Company and its Subsidiaries have implemented and maintains policies and procedures reasonably designed to promote and achieve compliance by itself and its Subsidiaries and its and their respective directors, officers, employees and agents with Export Control Laws.

(e) The Company and its Subsidiaries do not provide common carrier telecommunications services in the United States or hold common carrier licenses or authorizations pursuant to the Communications Act.

(f) As of the date hereof, neither the Company nor any of its Subsidiaries holds a facility security clearance from the United States or has received a request or order for classified work that would necessitate a facility security clearance from the United States.

(g) The Company and its Subsidiaries and, to the Knowledge of the Company, their Channel Partners, and all other Persons acting for or on behalf of the Company or its Subsidiaries, in their capacity as such, are, and have been, in material compliance with all Laws, rules, regulations, or Orders applicable to each of the Company’s and such Company Subsidiary’s Government Contracts, including but not limited to the U.S. Federal Acquisition Regulations, the U.S. Defense Federal Acquisition Regulations, and foreign equivalents thereof.

(h) Each of the Company and each Company Subsidiary and, to the Knowledge of the Company, all other Persons acting for or on behalf of the Company or its Subsidiaries, in their capacity as such, has complied in all material respects with all material terms and conditions of the Company’s and such Company Subsidiary’s Government Contracts, whether incorporated expressly, by reference or by operation of Law. All facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted by or on behalf of the Company or any Company Subsidiary in connection with each of the Company’s and such Company Subsidiary’s Government Contracts were true and accurate as of the date of submission in all material respects.

(i) The Company and the Company Subsidiaries have not been and are not now, to the Knowledge of the Company, under any administrative, civil or criminal investigation or indictment involving alleged false statements, false claims or other improprieties relating to the Company’s or any Company Subsidiary’s Government Contracts.

(j) The term “Government Contract” includes any contract, subcontract, basic ordering agreement, letter contract, purchase order, task order or delivery order of any kind, including all amendments, modifications and options thereunder or relating thereto, awarded (A) to the Company or any Company Subsidiary by a Governmental Entity or by a prime contractor or higher-tier subcontractor under such Government Contracts, or (B) by the Company under such Government Contracts to a subcontractor at any tier.

Section 3.10. Tax Matters. Except as would not constitute a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by any of them. All such Tax Returns are true, complete and correct.

(b) Each of the Company and its Subsidiaries has timely paid or caused to be timely paid all Taxes (whether or not shown on any Tax Return) due by any of them.

(c) Each of the Company and its Subsidiaries has deducted, withheld and timely paid to the appropriate Governmental Entity all Taxes required to be deducted, withheld or paid by it in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other Person.

(d) There are no pending audits, examinations, claims, investigations or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries, and no written notification has been received by the Company or any of its Subsidiaries that such an audit, examination, claim, investigation or other proceeding in respect of Taxes is proposed or threatened. No Governmental Entity has asserted in writing any deficiency, claim or proposed adjustment with respect to Taxes of the Company or any of its Subsidiaries, which deficiency, claim or proposed adjustment has not been satisfied by payment, settled or withdrawn.

(e) No claim has been made in writing during the past five (5) years by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be required to file Tax Returns in, or subject to income or franchise Tax by, that jurisdiction, which claim has not been resolved in full.

(f) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in, or is tax resident in, in a country other than the country in which it is organized.

(g) The Company has not reported or treated either the Company or any of its Subsidiaries as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(h) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(i) Neither the Company nor any of its Subsidiaries (i) is a party to any written Tax allocation, sharing or indemnity agreement (other than (A) any Tax indemnification provisions in ordinary course commercial agreements or agreements that are not primarily related to Taxes and (B) any agreement solely between or among any of the Company and its Subsidiaries), (ii) is or has been a member of an affiliated group filing a consolidated, unitary, combined or similar income Tax Return (other than an affiliated group the common parent of which is the Company or any of its Subsidiaries and which includes only the Company and its Subsidiaries) or (iii) is liable for any Taxes of any other Person (other than the Company or its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law) or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, its taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in or use of an incorrect method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement”, as described in Code Section 7121 (or any corresponding provision of state, local or foreign Tax Law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received or deferred revenue accrued prior to the Closing or (v) election pursuant Section 965(h) of the Code.

(k) Neither the Company nor any of its Subsidiaries has waived any statute of limitations applicable to, or consented to extend, the time in which any Tax may be assessed or collected by any Governmental Entity or in which any Tax Return may be filed, which waiver or extension is still in effect or which Tax Return has not since been filed, other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business that do not require consent of a Governmental Entity.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two-year period ending on the date of this Agreement (or will constitute such a corporation in the two-year period ending on the Effective Time).

(n) The Company is not United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(o) The Company and its Subsidiaries have not deferred any payroll Taxes or claimed any other Tax benefit or relief pursuant to (i) the Coronavirus Aid, Relief, and Economic Security Act of 2020 (H.R. 748), (ii) the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020, and (iii) IRS Notice 2020-65, in excess of the amount set forth on Section 3.10 of the Company Disclosure Schedule.

(p) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations.

Section 3.11. Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated balance sheet of the Company, other than liabilities and obligations (a) reserved against or reflected in the Company’s consolidated balance sheet for the fiscal year ended December 31, 2020 included in the Company SEC Documents (including in the notes thereto), (b) incurred in the Ordinary Course of Business since December 31, 2020, (c) incurred in connection with the transactions contemplated by this Agreement, the entry into this Agreement and the performance of the transactions contemplated by this Agreement or (d) that would not constitute a Company Material Adverse Effect.

Section 3.12. Litigation. Except as set forth on Section 3.12 of the Company Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties, rights or assets other than any such Action that would not constitute a Company Material Adverse Effect. There is no Order imposed upon or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties, rights or assets other than any such Order that would not constitute a Company Material Adverse Effect.

Section 3.13. Employees and Employee Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Schedule contains a list of each material Company Benefit Plan. The Company has made available to Parent copies of (i) each material Company Benefit Plan (or, with respect to any unwritten material Company Benefit Plan, a written description thereof) and (ii) to the extent applicable, (A) the most recent annual report on Form 5500 filed and all schedules thereto filed with respect to such Company Benefit Plan, (B) applicable trust or other funding arrangement(s) relating to such Company Benefit Plan, (C) a current Internal Revenue Service opinion or favorable determination letter, and (D) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan.

(b) Except as would not constitute a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements of applicable Law, (ii) all employer contributions, premiums and expenses to or in respect of each Company Benefit Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP, and (iii) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service.

(c) No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and, during the immediately preceding six (6) years, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has contributed to, or been required to contribute to, or otherwise had any liability with respect to a plan subject to Title IV of ERISA or Section 412 of the Code. No Company Benefit Plan is a Multiemployer Plan, and neither the Company, its Subsidiaries nor any ERISA Affiliate has at any time during the immediately preceding six (6) years sponsored or contributed to, or has or had during such period any liability or obligation in respect of, any Multiemployer Plan.

(d) No Company Benefit Plan provides health insurance, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by Section 4980B of the Code or other applicable Law.

(e) Except as would not constitute a Company Material Adverse Effect, each Foreign Plan (i) has been maintained, operated and administered in compliance with its terms and in compliance with applicable Laws; (ii) if required to be registered or approved by a non-US Governmental Entity, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) if required to be fully funded, book-reserved or fully insured, is fully funded, book-reserved or fully insured, as applicable, on an ongoing and termination or solvency basis (in each case, determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened in writing claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(f) Except as expressly provided under this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) (i) entitle any officer, director, employee or other service provider of the Company or any of its Subsidiaries to severance or termination pay pursuant to a Company Benefit Plan, (ii) accelerate the time of payment or vesting, result in any forgiveness of indebtedness or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any Company Benefit Plan or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” under Section 280G of the Code.

(g) Neither the Company nor any of its Subsidiaries (i) has agreed to recognize any labor union, works council or other labor organization, nor has any labor union, works council or other labor organization been certified as the exclusive bargaining agent or collective representative of any employees of the Company or any of its Subsidiaries, (ii) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement or other Contract with a labor union, works council or other labor organization; (iii) as of the date hereof is the subject of any material proceeding seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company, is any such proceeding threatened; or (iv) shall have any obligation, whether by applicable Law or Contract, to seek or obtain the consent of or formal advice by, or consult with, any labor union, works council or other labor organization in connection with entering into this Agreement or consummating any of the transactions contemplated hereby.

(h) Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of Taxes, worker classification, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

Section 3.14. Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a list of each material Intellectual Property registration or application owned by the Company or its Subsidiaries. Except as would not constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own all right, title and interest to the Company Intellectual Property, free and clear of all Liens (except Permitted Liens); (ii) all Persons who created, invented or contributed to material Company Intellectual Property have assigned in writing to the Company all of their rights in and to the same that do not initially vest in the Company by operation of law; (iii) all of the items on the foregoing schedule are subsisting, unexpired and, to the Knowledge of the Company, valid and enforceable; (iv) except as set forth on Section 3.14(a)(iv) of the Company Disclosure Schedule, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person, and since December 31, 2018 no Person has alleged the same in writing (other than for matters that have since been satisfactorily resolved); and (v) to the Knowledge of the Company, no Person is violating, misappropriating or infringing any of the Company Intellectual Property.

(b) Except as would not constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve (x) the confidentiality of their trade secrets and (y) the integrity, security, continuous operation and redundancy of the IT Assets used in their businesses (and the information stored in or processed thereby), and there have been no breaches, violations, outages or unauthorized uses of or unauthorized access to same and (ii) to the Knowledge of the Company, the IT Assets used by the Company and its Subsidiaries are fully operational, functional and substantially free of material bugs, defects, errors, viruses and other contaminants.

(c) Except as would not constitute a Company Material Adverse Effect, (i) no third Person has possession of, or any current or contingent right to access or possess, any material proprietary source code of the Company or any of its Subsidiaries and (ii) the material proprietary software of the Company and its Subsidiaries that is distributed or made available to third parties is not subject to any license that requires the distribution or availability of proprietary source code under such circumstances.

Section 3.15. Material Contracts.

(a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule or as would not constitute a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in breach of or default under, nor to the Knowledge of the Company has it received written notice alleging it to be in breach of or default under, the terms of any Material Contract, (ii) to the Knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract, (iii) each Material Contract is a valid, binding and enforceable obligation of the Company or its Subsidiary that is a party thereto and is in full force and effect, except as limited by the Enforceability Exceptions, (iv) no event has occurred which would result in a breach of or default under any Material Contract (in each case, with or without notice, lapse of time or both) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto and (v) neither the Company nor any of its Subsidiaries have received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Material Contract (except in accordance with the terms thereof).

(b) A true and complete list of the Material Contracts as of the date hereof is set forth in Section 3.15(b) of the Company Disclosure Schedule. The Company has made available to Parent a true and complete copy of each Material Contract as of the date hereof, each as amended to the date hereof. For purposes of this Agreement, the term “Material Contract” means any of the following Contracts (together with all exhibits and schedules thereto), excluding any Company Benefit Plan, to which the Company or any of its Subsidiaries is a party as of the date hereof:

(i) any limited liability company, partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any alliance, partnership or joint venture or other similar agreement or arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company, including but not limited to any and all such agreements or arrangements related to the Company’s partnership with Inmarsat Global Ltd..

(ii) any Contract (other than between or among the Company and any of its Subsidiaries or between or among any of the Subsidiaries of the Company) (x) relating to (A) indebtedness for borrowed money in excess of $2 million, (B) other indebtedness of the Company or its Subsidiaries in excess of $2 million evidenced by credit agreements, notes, bonds, indentures, securities, mortgages, pledges or debentures, (C) any financial guaranty by the Company or its Subsidiaries of indebtedness of any other Person described in clauses (A) or (B), and (D) swaps, options, derivatives and other hedging arrangements entered into by the Company or its Subsidiaries in connection with indebtedness described in clauses (A), (B) or (C) or (y) containing any limitation on the ability of the Company or any of its Subsidiaries to incur indebtedness for borrowed money, give guarantees of indebtedness for borrowed money of the Company or any of its Subsidiaries, or incur Liens other than Permitted Liens;

(iii) any Contract that (A) limits the right of the Company or its Subsidiaries to engage or compete in any line of business or to compete or operate in any location, (B) provides for “exclusivity” in favor of any third party or (C) grants any rights of first refusal, rights of first negotiation, or “most favored nation” rights to any third party, in each case in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(iv) any Contract (A) that relates to the acquisition or disposition of any business, assets or properties of or by the Company or its Subsidiaries, whether by way of merger, consolidation, purchase of stock or assets or otherwise, and that contains material continuing representations, covenants, indemnities or other obligations of the Company, or (B) pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations;

(v) any Contract with (A) each of the thirty (30) largest customers of the Company and (B) each of the ten (10) largest commercial vendors of the Company, in each case by dollar amount for the fiscal year ending December 31, 2020;

(vi) any Contract for capital expenditures which requires aggregate future payments in excess of $3 million;

(vii) any Contract under which a Governmental Entity procures or supplies services from the Company involving aggregate payments to the Company in excess of $2 million in any calendar year;

(viii) each Real Property Lease and any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, office furniture or other personal property, in each case requiring by its terms aggregate payments by the Company or any of its Subsidiaries in excess of $2 million for the 12-month period ending December 31, 2020;

(ix) any Contract involving any resolution or settlement since January 1, 2020 of any actual or threatened Action involving the Company or any of its Subsidiaries involving (A) a payment in excess of $1 million or (B) any material ongoing requirements or restrictions on the Company or any of its Subsidiaries;

(x) any Contract that expressly prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries;

(xi) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, any obligations or potential obligations to make a capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries);

(xii) any Contract that contains a put, call or similar right pursuant to which the Company or any of its subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets and that involves an aggregate payment of greater than $1 million;

(xiii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding Shares or any of their respective Affiliates, on the other hand, in each case that involves an aggregate payment of greater than $100,000;

(xiv) any Contract (other than a customer, client or supply Contract) that involves consideration (whether or not measured in cash) of greater than $2 million;

(xv) to the extent material to the Company and its Subsidiaries (taken as a whole), or is effective for a term of five (5) or more years, and that is a (A) project design or development Contract, (B) consulting Contract, (C) indemnification Contract, (D) license or royalty Contract (other than any Contract relating to Intellectual Property), or (E) merchandising Contract;

(xvi) any Contract reasonably likely to result in payments by the Company or its Subsidiaries of more than $3 million in the aggregate over the remaining term of such Contract;

(xvii) any Contract that is reasonably likely to result in payments to the Company or its Subsidiaries of more than $3 million in the aggregate over the remaining term of such Contract;

(xviii) any material Contract related to Intellectual Property or IT Assets, other than (A) non-exclusive, “off-the-shelf” software licenses resulting in aggregate or annual payments by the Company or its Subsidiaries of less than $3 million and (B) non-exclusive licenses granted to end users in the Ordinary Course of Business; and

(xix) any Contract required to be filed by the Company with the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

Section 3.16. Real and Personal Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of (i) all real properties (by name and location) owned by the Company or any of its subsidiaries as of the date hereof (the “Owned Real Property”) and (ii) all leases, subleases, licenses or similar agreement (“Real Property Leases”) pursuant to which the Company or any of its Subsidiaries is a party as of the date hereof with respect to real property leased, licensed, occupied or used by the Company or any of its Subsidiaries (“Leased Real Property”, and collectively with the Owned Real Property, the “Real Property”). Except as would not constitute a Company Material Adverse Effect, the Company or one of its Subsidiaries owns and has good, marketable and valid title to all Owned Real Property and holds a has valid and enforceable leasehold estates in or other rights to use all Leased Real Property (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens. None of the Company or its Subsidiaries or, to the Knowledge of the Company, any other Person, is in breach or violation of, or default under, any Real Property Lease and no event has occurred and no circumstance exists which, if not remedied, would result in such a breach, violation or default (with or without notice or lapse of time, or both). All buildings, structures, improvements, and fixtures located on the Real Property have been maintained in accordance with normal industry practice, are in good operating condition and repair without material structural or mechanical defect, and are suitable for the purposes for which they are currently used, except as would not reasonably be expected to have a Company Material Adverse Effect. There are no parties other than the Company or its Subsidiaries in possession of the Real Property. There are no pending or, to the Knowledge of the Company or its Subsidiaries, any threatened condemnation, eminent domain or administrative actions affecting any Real Property or any portion thereof.

(b) Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to, or valid and enforceable rights to use under existing franchises, easements or licenses of, or valid and enforceable leasehold interests in, all of their material tangible personal properties and assets necessary to carry on their businesses as currently conducted, free and clear of all Liens, except for Permitted Liens.

Section 3.17. Environmental Laws. Except as would not constitute a Company Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with all, and have not violated any, Environmental Law, (b) neither the Company nor any of its Subsidiaries is subject to any pending, or to the Knowledge of the Company threatened, Action under or relating to any Environmental Law, (c) neither the Company nor any of its Subsidiaries has received any written notification alleging that it has any liability or obligation under any Environmental Law or in connection with any Materials of Environmental Concern, (d) neither the Company nor any of its Subsidiaries has released or disposed of any Materials of Environmental Concern in a manner that would reasonably be expected to result in liability under any Environmental Law, (e) no Materials of Environmental Concern are present at any of the Owned Real Property, or to the Knowledge of the Company at any property subject to the Real Property Leases, in amount or condition that would reasonably be expected to result in liability under any Environmental Law, and (f) neither the Company nor any of its Subsidiaries has assumed or provided indemnity against any liability of any other Person under or relating to any Environmental Laws.

Section 3.18. Insurance Policies. Section 3.18 of the Company Disclosure Schedule sets for a true and complete list of all insurance policies maintained by the Company and its Subsidiaries in the United States, including the name of the insurer, policy limits, retentions, premiums and effective dates of each policy coverage. Except as would not constitute a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach of or in default under any such insurance policies, and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with or without notice, lapse of time or both, would constitute such a breach or default or permit termination or adverse modification of any such insurance policies, (c) the Company is in material compliance with all contractual and statutory requirements to purchase and maintain insurance coverage, (d) there are no material open claims under any insurance policy maintained by the Company or any of its Subsidiaries that are subject to a reservation of rights letter from any insurer and no insurer has denied coverage for any material claim in the last five (5) years and (e) there are no outstanding requirements by an insurer or regulatory authority for risk improvements that is reasonably expected to give rise to a future material capital expenditure. Except as would not constitute a Company Material Adverse Effect, as of the date hereof, the Company has not received any notice of termination, cancellation or non-renewal or material premium increase with respect to any such insurance policy nor, to the Knowledge of the Company, are any of the foregoing threatened, and there is no claim pending under any such insurance policies as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.19. Opinion of Financial Advisor. The Company Board has received the opinion of PJT Partners LP (“PJT”), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, and subject to the qualifications and assumptions set forth in such opinion, the Common Stock Merger Consideration to be paid to holders of Common Shares is fair, from a financial point of view, to such holders. A signed and complete copy of such opinion will promptly be made available to Parent for informational purposes only following receipt thereof by the Company.

Section 3.20. Brokers. No broker, finder, investment banker, financial advisor or other similar Person, other than PJT and Raymond James & Associates, Inc. (“Raymond James”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and complete copy of the engagement letter between the Company and each of PJT and Raymond James relating to the transactions contemplated by this Agreement, which agreement discloses all fees payable and other material obligations thereunder.

Section 3.21. Takeover Statutes Not Applicable; No Rights Agreement. Assuming the accuracy of the representation and warranty contained in Section 4.9, no “moratorium,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Section 203 of the DGCL, or any similar anti-takeover provision in the certificate of incorporation or bylaws of the Company, is applicable to the transactions contemplated by this Agreement, including the Merger. The Company is not party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 3.22. Related Party Transactions. Neither the Company nor any of its Subsidiaries is a party to any agreement, commitment or transaction with or for the benefit of any Person that is required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that is not so disclosed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Parent Disclosure Schedule, whether or not an explicit cross reference appears, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Parent Material Adverse Effect or that the inclusion of such item in the Parent Disclosure Schedule is required), Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 4.1. Organization. Parent is a Delaware corporation and Merger Sub is a Delaware corporation, in each case, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of its respective jurisdiction of organization and each has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to be in good standing or to have such corporate or similar power and authority would not constitute a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not constitute a Parent Material Adverse Effect. For purposes of this Agreement, a “Parent Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, Parent or Merger Sub from consummating the Merger prior to the Termination Date.

Section 4.2. Merger Sub.

(a) The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

(b) Merger Sub has been formed solely for the purpose of the Merger and, prior to the Effective Time, will have engaged in no other business activities and will have owned no assets and incurred no liabilities or obligations other than in connection with the transactions contemplated hereby and activities incidental to its formation.

Section 4.3. Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate actions on the part of each of Parent and Merger Sub. Immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, and no other actions on the part of Parent or Merger Sub or any other Subsidiary of Parent are necessary to authorize the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due and valid authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by the Enforceability Exceptions.

Section 4.4. Consents and Approvals; No Violations. Except as set forth in Section 4.4 of the Parent Disclosure Schedule, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws, or similar organizational documents, of Parent or Merger Sub or any other Subsidiary of Parent, (ii) require Parent or Merger

Sub or any other Subsidiary of Parent to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction, or (iii) assuming compliance with the matters referred to in clause (ii), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, require any consent by any Person under, constitute a default, or an event that, with or without notice, lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation under, or the loss of a benefit under, any provision of any Contract to which Parent or Merger Sub or any other Subsidiary of Parent is a party, or result in the creation or imposition of any Lien on any asset of Parent or Merger Sub or any other Subsidiary of Parent, with such exceptions, in the case of each of clauses (ii) and (iii), as would not be expected to prevent or delay the consummation of the Merger and the other transactions contemplated hereby.

Section 4.5. Information Supplied. None of the written information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company or its Subsidiaries.

Section 4.6. Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or any of their properties, rights or assets that constitutes a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order imposed upon or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or any of their properties, rights or assets that constitutes a Parent Material Adverse Effect.

Section 4.7. Financing.

(a) Parent is party to and has accepted a fully executed commitment letter, dated April 7, 2021 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”), from the Financing Parties party thereto pursuant to which the Financing Parties have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) Parent is a party to and has accepted the fully executed commitment letter, dated as of the date hereof (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from (i) GI Data Infrastructure Fund LP, (ii) GI Data Infrastructure Fund-A LP, (iii) GI Data Infrastructure Executive Fund LP and (iv) Orion Opportunity LP (collectively, the “Equity Investors”) pursuant to which the Equity Investors have agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The Equity Commitment Letter provides that the Company is a third-party beneficiary thereof, and is entitled to require Parent to specifically enforce performance of the Equity Investors’ obligation to fund the Cash Equity, subject to the terms and conditions set forth therein and herein. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to in this Agreement as the “Financing.”

(c) Parent and Merger Sub have delivered to the Company true, complete and correct copies of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee, “flex” terms and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event adversely affect the availability, conditionality, enforceability or amount of the Financing.

(d) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Financing Parties and the Equity Investors to provide the Financing or any contingencies that would permit the Financing Parties or the Equity Investors to reduce the total amount of the Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis all of the terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent or Merger Sub have knowledge that any of the Financing Parties or the Equity Investors will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that could adversely affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Commitment Letters.

(e) Assuming the accuracy of the representations and warranties of the Company in Section 3.3 and Section 3.20, the Financing, when funded in accordance with the Commitment Letters, will, in the aggregate, provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters, including the payment of the Merger Consideration, any payments pursuant to Section 2.8, payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Merger Amounts”).

(f) As of the date of this Agreement, the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, of all the other parties thereto, except as limited by the Enforceability Exceptions, and are in full force and effect. As of the date of this Agreement, (i) no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Parent or Merger Sub under the terms and conditions of the Commitment Letters, and (ii) assuming satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Sections 6.1 and 6.2, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied by Parent or Merger Sub, as applicable, on a timely basis or that the Financing will not be available to Parent on the Closing Date. Parent has paid or caused to be paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. As of the date hereof, (x) none of the Commitment Letters has been modified, amended or altered (provided that the existence or exercise of the “market flex” provisions contained in any fee letter in connection with the Debt Financing shall not constitute an amendment, modification or alteration of the Debt Commitment Letter, so long as it does not modify any of the conditions to the availability of the Debt Financing set forth in the Debt Commitment Letter) and (y) none of the respective commitments under any of the Commitment Letters has been withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated. To the Knowledge of Parent, no modification of, or amendment to, the Commitment Letters is currently contemplated except for the addition as parties to the Debt Commitment Letter of the Financing Parties, lead arrangers, bookrunners, agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof.

(g) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.8. Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company a true, complete and correct copy of the duly executed Limited Guarantee. The Limited Guarantee is (assuming the due and valid authorization, execution and delivery of the Limited Guarantee by the Company) in full force and effect, has not been amended, modified, withdrawn or rescinded in any respect, and is the legal, valid, binding and enforceable obligation of the Guarantors, subject to the Enforceability Exceptions. As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Guarantors under the Limited Guarantee.

Section 4.9. Share Ownership. As of the date hereof, neither Parent nor any of its Subsidiaries (including Merger Sub) is the beneficial owner of any Shares.

Section 4.10. Brokers. No broker, finder, investment banker, financial advisor or other similar Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates for which the Company could have any liability in a circumstance where the Merger is not consummated.

Section 4.11. Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. As of the Effective Time, assuming (i) the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2, (ii) (a) the representations and warranties of the Company contained in this Agreement (other than those qualified by materiality or “Company Material Adverse Effect”) are true and correct in all material respects and (b) the representations and warranties of the Company contained in this Agreement that are qualified by materiality or “Company Material Adverse Effect” are true and correct in all respects, and (iii) the most recent financial forecasts of the Company and its Subsidiaries that have been provided by the Company to Parent have been prepared in good faith based upon assumptions that were, at the time made, and continue at the Effective Time to be, reasonable (it being understood that the Company is not making any representation or warranty with respect thereto), after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration and the other Merger Amounts, the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 4.11, the term “Solvent” means, with respect to any Person as of a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of such Person exceeds its debts, (b) such Person has not incurred debts beyond its ability to pay such debts as such debts mature and (c) such Person does not have unreasonably small capital with which to conduct its business. For purposes of this Section 4.11, “debt” means any liability whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. For purposes of this Section 4.11, the amount of any unliquidated or contingent liabilities at any time shall be the maximum amount which, in light of all the facts and circumstances existing at such time, could reasonably be expected to become an actual or matured liability.

Section 4.12. Sanctions. None of Parent or Merger Sub or any director or officer or, to the Knowledge of Parent or Merger Sub, any employee or agent of Parent or Merger Sub is a Sanctioned Person.

Section 4.13. Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to certain books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Schedule) or any certificate delivered by the Company pursuant to this Agreement, (a) the Company does not make, and has not made, and neither Parent nor Merger Sub has relied upon, any express or implied representations or warranties relating to the Company, its Subsidiaries or their respective businesses or otherwise, (b) no person has been authorized by the Company to make any representation or warranty relating to it or its business or otherwise in connection with the transactions contemplated by this Agreement and, if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article III or any certificate delivered by the Company pursuant to this Agreement. Without limiting the foregoing, each of Parent and Merger Sub acknowledge and agree that, except for Fraud and any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Schedule), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1. Conduct of Business by the Company Pending the Merger.

(a) From and after the date hereof and prior to the Effective Time or the earlier termination of this Agreement, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement or (iv) as otherwise set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to, carry on its business in all material respects in the Ordinary Course of Business and use commercially reasonable efforts to preserve its business organization intact and maintain existing relations with key customers, suppliers, partners, and other third parties with whom the Company and its Subsidiaries have significant business relationships.

(b) From and after the date hereof and prior to the Effective Time or the earlier termination of this Agreement, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement or (iv) as otherwise set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or equity interests, except for (i) dividends or distributions by a wholly owned Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company and (ii) dividends payable with respect to the Company Preferred Shares;

(ii) other than in the case of wholly owned Subsidiaries, split, combine, subdivide, adjust, amend the terms of or reclassify any of its capital stock or equity interests;

(iii) issue, deliver, sell, pledge, grant, transfer or otherwise encumber any shares of its capital stock or other equity securities or any option, warrant or other right to acquire or receive any shares of its capital stock or other equity securities, or redeem, purchase or otherwise acquire any shares of its capital stock or other equity securities, other than (A) in connection with the exercise, vesting or settlement, as applicable, of Company Equity Awards outstanding as of the date of this Agreement, including with respect to the satisfaction of Tax withholding and, with respect to Company SAR Awards outstanding as of the date of this Agreement or granted in accordance with this Agreement, the payment of any exercise or grant price, if applicable, (B) the issuance of shares of Common Stock in respect of a participant’s accumulated contributions under the Company ESPP in accordance with the Company ESPP at the conclusion of the Final Offering, (C) the issuance by the Company or any of its wholly owned Subsidiaries of any shares of capital stock or equity interests to the Company or any wholly owned Subsidiary of the Company, (D) the grant of any Liens to secure obligations of the Company or any of its Subsidiaries in respect of any indebtedness permitted under clause (viii) below or (E) the issuance of shares of Common Stock upon conversion of shares of Company Preferred Stock in accordance with its terms;

(iv) amend the certificate of incorporation or bylaws of the Company or amend other similar organizational documents of any of its Subsidiaries, except, in the case of its Subsidiaries, for amendments that would not be materially adverse to the Company or adversely impact the transactions contemplated hereby (including, for the avoidance of doubt, amendments in connection with transactions or dispositions involving such Subsidiaries that are otherwise permitted hereunder);

(v) other than (A) acquisitions of inventory, raw materials and other property in the Ordinary Course of Business, (B) pursuant to transactions that would be permissible under clause (vii) below, or (C) in transactions between the Company and its wholly-owned Subsidiaries or among wholly owned Subsidiaries of the Company, acquire (by merger, consolidation, purchase of stock or assets or otherwise) any entity, business or assets that constitute a business or division of any Person or make any investments in or loans or capital contributions to any other Person (other than the Company or any of its wholly owned Subsidiaries), in each case for an amount in excess of $2 million in the aggregate;

(vi) other than as contemplated by the capital budget of the Company set forth in Section 5.1(b)(vi) of the Company Disclosure Schedule, make any capital expenditures that exceed $3 million in the aggregate;

(vii) other than in the Ordinary Course of Business or in transactions among wholly owned Subsidiaries of the Company, sell, lease, license, allow the expiration or lapse of (with respect to Intellectual Property registration or applications other than at the end of their statutory term), encumber (other than Liens securing indebtedness permitted under clause (viii) below or Permitted Liens) or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) any entity, business, rights or assets for a purchase price or, if no purchase price is received, with a value, in excess of $3 million in the aggregate or sell, assign, transfer, convey, lease or otherwise dispose of any Owned Real Property or mortgage, pledge or subject to any Lien (other than Permitted Liens) any Real Property;

(viii) except for draws under the Company’s existing revolving credit facility under the Credit Agreement, create, incur, assume or otherwise be liable with respect to, or modify the terms of, any indebtedness for borrowed money in an amount in excess of $2 million in the aggregate, excluding indebtedness solely among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries; provided, however, that any indebtedness incurred or modified in accordance with this Section 5.1(b)(viii) shall not reasonably be expected to adversely affect the ability of Parent or Merger Sub to consummate the Financing or contain any material prepayment premiums or penalties;

(ix) other than in the Ordinary Course of Business, renew or extend, materially amend or terminate, or waive any material right, remedy or default under, any Material Contract, or enter into or materially amend any Contract that, if existing on the date hereof, would be a Material Contract, except for (A) entering into any Contract solely to the extent effecting a capital expenditure acquisition, disposition, or other transaction otherwise permitted by this Section 5.1(b) or (B) any of the actions contemplated by the Agreement Related to IDP and OGX, dated as of October 21, 2020, by and between Inmarsat Global Limited and the Company (the “Inmarsat Agreement”), including entering into the Operational Services Agreement (as defined in the Inmarsat Agreement);

(x) merge, combine or consolidate the Company or any of its Subsidiaries with and into any other Person, other than (A) in the case of any wholly Subsidiary of the Company, to effect any acquisition permitted by clause (v) or any disposition permitted by clause (vii) and (B) transactions solely between the Company and any wholly owned Subsidiary of the Company or solely among wholly owned Subsidiaries of the Company;

(xi) adopt or enter into a plan of complete or partial liquidation, restructuring, capitalization, reorganization or dissolution (other than with respect to or among wholly owned Subsidiaries of the Company);

(xii) waive, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $1 million in the aggregate (excluding amounts to be paid under existing insurance policies), and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xiii) except as required by any Company Benefit Plan, (A) increase the compensation or severance benefits of any director, officer, individual independent contractor or employee of the Company or any of its Subsidiaries, except for increases in base salary and payments of cash incentive compensation to individuals who are not “executive officers” of the Company (as determined by the Company pursuant to Rule 3b-7 of the Exchange Act), in each case, in the Ordinary Course of Business, (B) adopt any material new employee benefit plan or arrangement or materially amend, modify or terminate any existing Company Benefit Plan, in each case, other than (1) as would not materially increase the cost to the Company or its Subsidiaries or (2) offer letters that are entered into in the Ordinary Course of Business with newly hired employees who are not

“executive officers” (as defined above) and that do not provide for any severance benefits, (C) take any action to accelerate the vesting or payment, or the funding of any payment or benefit under, any Company Benefit Plan, (D) recognize any union or other labor organization as the representative of any of the employees of the Company or any of its Subsidiaries or enter into any collective bargaining agreements, (E) hire or terminate the employment or services of any “executive officer” of the Company (as defined above), other than a termination for cause or due to permanent disability, (F) permit (1) the commencement of any new offering periods under the Company ESPP, (2) participants to increase deductions under the Company ESPP, or (3) new participants to begin participation in the Company ESPP, or (G) grant to any director, officer, independent contractor or employee of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code on any of the foregoing to the extent that it creates a liability for the Company or any of its Subsidiaries;

(xiv) make any change in financial accounting methods, principles, policies or practices of the Company or any of its Subsidiaries, except insofar as may be required by GAAP (or any interpretation or enforcement thereof) or applicable Law;

(xv) (A) make (other than in connection with the filing of Tax Returns in the Ordinary Course of Business), change or revoke any entity classification election or other material Tax election, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended material Tax Return, (D) adopt or change any material method of Tax accounting or material annual Tax accounting period (except as may be required by GAAP), (E) enter into any closing agreement relating to any material Tax liability, (F) agree to extend the statute of limitations in respect of any material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business that do not require consent of a Tax authority), (G) surrender any right to claim a material Tax refund, or (H) initiate any material voluntary disclosure with or request any material ruling from a Tax authority;

(xvi) guarantee any indebtedness of another Person (other than the Company or any of its wholly owned Subsidiaries), enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than the Company or any of its wholly owned Subsidiaries) or enter into any arrangement having the economic effect of any of the foregoing;

(xvii) enter into any new line of business outside of the Company’s and its Subsidiaries’ existing businesses on the date of this Agreement;

(xviii) announce, implement or effect any reduction in force, layoff or other program resulting in the termination of employees, in each case, that would trigger the WARN Act;

(xix) fail to renew or maintain material existing insurance policies or comparable replacement policies, other than in the Ordinary Course of Business;

(xx) (A) make any material change to any Privacy Policy that would affect the Company’s ability to collect or use Personal Data or (B) materially alter the security of IT Assets, in each case, other than in the Ordinary Course of Business or for purposes of complying with applicable Law;

(xxi) terminate, materially amend, materially modify, renew, extend or cancel, or grant any material waiver or give any material consent under, any Real Property Lease, except for (A) the extension or renewal of any existing Real Property Lease in accordance with its terms and in the Ordinary Course of Business and (B) the expiration of any Real Property Lease in accordance with its terms;

(xxii) bid, offer, or seek to provide service under any U.S. government contract that requires the Company to have a facility security clearance or otherwise subjects the Company to a Defense Counterintelligence and Security Agency review pursuant to the National Industrial Security Program;

(xxiii) provide common carrier telecommunications services in the United States or seek authority to hold common carrier licenses or authorizations pursuant to the Communications Act; or

(xxiv) agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the foregoing.

(c) Except as expressly contemplated by this Agreement, none of Parent, Merger Sub or the Company shall take or permit any of their respective Subsidiaries to take any action that would reasonably be expected to prevent or to materially impede, hinder or delay the consummation of the Merger and the other transactions contemplated hereby.

(d) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries, or to take any action that could potentially be viewed as a change of control under the FCC’s rules, in either case prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2. Go-Shop; Acquisition Proposals.

(a) Except as permitted by this Section 5.2, the Company shall not, and shall cause its Subsidiaries and its and their directors, officers, employees not to, and shall use its reasonable best efforts to cause its Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly (i) initiate, solicit or knowingly facilitate or knowingly encourage any inquiries, discussions or requests with respect to or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (an “Inquiry”), (ii) engage in or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or Inquiry or that would reasonably be expected to lead to an Acquisition Proposal, or provide any access to its properties, books or records or any non-public information to any Person relating to the Company or any of its Subsidiaries in connection with the foregoing, (iii) enter into any other acquisition agreement, option agreement, joint venture agreement, partnership agreement, letter of intent, term sheet, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement) with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) approve, endorse, declare advisable or recommend any Acquisition Proposal, (v) take any action to make the provisions of any Takeover Statute or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company inapplicable to any transactions contemplated by any Acquisition Proposal or (vi) authorize, commit to, agree or publicly propose to do any of the foregoing. The Company shall not terminate, amend, release or modify any provision of any standstill agreement to which it or any of its Subsidiaries is a party, except that prior to the No-Shop Period Start Date the Company Board may grant a limited waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal (or amendment to a confidential Acquisition Proposal) to be made to the Company or the Company Board or to otherwise allow such Person to engage with the Company and its Representatives in discussions regarding an Acquisition Proposal or an Inquiry or other proposal that would be reasonably likely to lead to an Acquisition Proposal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on May 7, 2021 (the “No-Shop Period Start Date”), the Company and its Representatives shall have the right to (A) initiate, solicit or knowingly facilitate or knowingly encourage any Inquiry and (B) engage in or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or Inquiry or that would reasonably be expected to lead to an Acquisition Proposal, or provide any access to its properties, books or records or any non-public information to any Person relating to the Company or any of its Subsidiaries in connection with the foregoing; provided, that (x) prior to engaging or participating in such discussions or negotiations or providing such access or information, the Company shall have entered into an executed confidentiality agreement containing terms that are not materially less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement (provided that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and which does not restrict the Company from providing access, information or data required to be provided to Parent pursuant to this Agreement, including this Section 5.2 (an “Acceptable Confidentiality Agreement”) with such Person, (y) the Company shall provide to Parent any information relating to the Company or any of the Company Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with the time it is furnished to such Person, and (z) the Company and its Subsidiaries shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed, the expenses of any such Person in connection with any Acquisition Proposals or Inquiries, in each case without the prior written consent of Parent.

(ii) Without limiting the obligations under Section 5.2(e), within one (1) Business Day following the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party.

(iii) On the No-Shop Period Start Date, the Company shall, and shall cause its Subsidiaries and its and their directors, officers and employees and shall instruct its Affiliates and other Representatives to immediately cease all solicitations, discussions and negotiations with any Persons (other than Parent and its Representatives and any Excluded Party and its Representatives so long as such Excluded Party remains an Excluded Party in accordance with the terms hereof) that may be ongoing with respect to an Acquisition Proposal and request (promptly but in any event no later than five (5) Business Days following the No-Shop Period Start Date) that each such Person (other than Parent and its Representatives and any Excluded Party and its Representatives so long as such Excluded Party remains an Excluded Party in accordance with the terms hereof) promptly return or destroy all confidential information furnished to such Person by or on behalf of the Company in connection with any such Acquisition Proposal. Notwithstanding the occurrence of the No-Shop Period Start Date, the Company may continue to engage in the activities described in clause (B) of Section 5.2(a)(i) with respect to any Excluded Party (so long as such Excluded Party remains an Excluded Party in accordance with the terms hereof).

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) or elsewhere in this Agreement, at any time following the No-Shop Period Start Date and prior to the time the Stockholder Approval is obtained, if the Company, directly or indirectly through one or more of its Representatives, receives a written bona fide Acquisition Proposal that did not result from a breach of this Section 5.2, the Company and its Representatives may contact the Person or group of Persons making such Acquisition Proposal to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, and may (i) provide information to such Person if the Company receives from such Person an Acceptable Confidentiality Agreement; provided, that the Company shall make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries that is provided to any such Person or group of Persons which was not previously made available to Parent or Merger Sub substantially concurrently (and in any event within twenty-four (24) hours thereafter), and (ii) engage or participate in any discussions or negotiations with such Person or group of Persons, if prior to taking any action described in clause (i) or (ii) above, (A) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal and (B) the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law.

(c) Except as set forth in this Section 5.2(c) or in Section 5.2(d), neither the Company Board nor any committee thereof shall (1) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in each case in a manner adverse to Parent, the Company Recommendation, (2) fail to include the Company Recommendation in the Proxy Statement, (3) adopt, approve or recommend or endorse or otherwise declare advisable, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (4) fail to publicly reaffirm the Company Recommendation in connection with the public disclosure by the Company of an Acquisition Proposal (other than of the type referred to in the following clause (5)) by any Person other than Parent and Merger Sub; provided that the Company shall not be required to make such reaffirmation more than once in respect of such public disclosure of an Acquisition Proposal except in connection with any material amendment of such Acquisition Proposal (and no more than once in connection with each such amendment); or (5) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any of the foregoing, a “Change of Recommendation”). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may (x) effect a Change of Recommendation contemplated by clauses (1) or (2) of the definition thereof if, upon the occurrence of an Intervening Event, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law or (y) if the Company receives, directly or indirectly through one or more of its Representatives, a written, bona fide Acquisition Proposal that the Company Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and such Acquisition Proposal did not result from a breach of this Section 5.2, effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.3(a) in order to enter into an Alternative Acquisition Agreement providing for such Superior Proposal, and, in the case of either clause (x) or (y):

(i) the Company shall have provided prior written notice to Parent, at least four (4) Business Days in advance, that it intends to effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.3(a) (a “Notice of Change of Recommendation/Termination”), which notice shall specify in reasonable detail the basis for the Change of Recommendation and/or termination and (A) in the case of a Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and the material terms thereof along with a copy of any proposed agreement in respect of such Superior Proposal (or, if there is no such proposed agreement, a written summary of the material terms and conditions of such Superior Proposal); or (B) in the case of an Intervening Event, reasonable detail regarding the Intervening Event;

(ii) after providing such notice and prior to effecting such Change of Recommendation and/or terminating this Agreement pursuant to Section 7.3(a), the Company shall have negotiated, and shall have caused its Representatives to be available to negotiate, with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such four (4) Business Day period to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company to effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.3(a); and

(iii) following the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and, with respect to clause (A) below, its financial advisor, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation/Termination, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation/Termination continues to be a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect a Change of Recommendation would continue to be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law.

Any amendment to the financial terms or any other material change to the terms of a Superior Proposal shall require the Company to deliver a new Notice of Change of Recommendation/Termination and the Company shall be required to comply again with the requirements of clauses (i)-(iii) above; provided, however, that references to the four (4) Business Day period above shall then be deemed to be references to a two (2) Business Day period following receipt by Parent of any such new Notice of Change of Recommendation/Termination (it being understood that no such new Notice of Change of Recommendation/Termination shall reduce the initial four (4) Business Day period).

(d) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable Law or NASDAQ rules or regulation, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders) or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to stockholders of the Company, including any such similar communication in response to an Acquisition Proposal that is not a tender offer or exchange offer); provided, however, that neither the Company nor the Company Board (nor any committee thereof) shall be permitted to recommend any Acquisition Proposal (including that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal) or otherwise effect a Change of Recommendation with respect thereto, except as permitted by Section 5.2(c).

(e) The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent orally and in writing if, from and after the date hereof, any Acquisition Proposal is received by the Company, any of its Subsidiaries or any of its or their Representatives, indicating the identity of the Person or group of Persons making such Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal (including, if applicable, providing copies of any proposed agreements related thereto). Without limiting the foregoing, the Company shall (x) promptly (and in any event within twenty-four (24) hours) notify Parent orally and in writing (i) if the Company determines to begin providing non-public information to any Person in accordance with this Section 5.2 and the identity of such Person or Persons receiving such non-public information, (ii) from and after the No Shop Period Start Date (or, with respect to an Excluded Party, from and after the date such Person is no longer an Excluded Party), if the Company determines to engage in negotiations or discussions concerning an Acquisition Proposal in accordance with this Section 5.2 and (iii) of any change to the financial and other material terms and conditions of any Acquisition Proposal, and (y) otherwise keep Parent reasonably informed of the status and material terms of any such Acquisition Proposal, discussions or negotiations on a reasonably current basis (but in no event shall such notification be required to be provided more often than once every 48 hours), including by providing a copy of all proposals, offers or drafts of proposed agreements. Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

Section 5.3. Proxy Statement.

(a) As promptly as reasonably practicable after the date hereof (and in any event within twenty (20) Business Days after the date hereof), the Company shall prepare and file with the SEC a preliminary proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and each of the Company and Parent shall, or shall cause their respective Affiliates to, prepare and file with the SEC all other documents required by the Exchange Act in connection with the Merger and the other transactions contemplated hereby, and Parent and the Company shall cooperate with each other in connection with the preparation of the Proxy Statement and any such other filings. Except as permitted by Section 5.2, the Proxy Statement shall include the Company Recommendation; provided, that if the Company Board shall have effected a Change of Recommendation in accordance with Section 5.2, then in submitting this Agreement to the Company’s stockholders, the Company Board may submit this Agreement to the Company’s stockholders without the Company Recommendation, in which event the Company Board may communicate the basis for its lack of recommendation to the Company’s stockholders in the Proxy Statement or an appropriate amendment thereof or supplement thereto. Parent agrees to provide or cause to be provided all information with respect to itself, its Affiliates and their respective Representatives as may be reasonably requested by the Company for inclusion in the Proxy Statement and any such other filings.

(b) Each Party shall as promptly as reasonably practicable notify the other Parties of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall as promptly as reasonably practicable provide to the other Party copies of all written correspondence with the SEC with respect to the Proxy Statement or the transactions contemplated hereby. The Company shall use its reasonable best efforts to (i) promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and to make any amendments or filings as may be necessary in connection therewith and (ii) have the Proxy Statement cleared by the SEC staff as soon as reasonably practical after such filing. The Company shall cause the definitive Proxy Statement to be mailed as promptly as reasonably practicable after the date that the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(c) Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment thereof or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on (which comments shall be made promptly) such document or response and shall consider in good faith including in such document or response such comments reasonably proposed by Parent.

(d) If, at any time prior to the receipt of the Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, as the case may be, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the stockholders of the Company. Nothing in this Section 5.3(d) shall limit the rights or obligations of any Party under any other paragraph of this Section 5.3.

(e) All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act.

Section 5.4. Stockholders Meeting.

(a) Subject to Section 5.3, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Shares (including any adjournment or postponement thereof as permitted by this Section 5.4, the “Stockholders Meeting”) as promptly as reasonably practicable following clearance of the Proxy Statement by the SEC to consider and vote upon the adoption of this Agreement; provided, that the Company may postpone or adjourn to a later date the Stockholders Meeting (i) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of shares of Common Stock to adopt this Agreement, whether or not a quorum is present, (iv) if required by applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure; provided, further, that in no event shall the Stockholders Meeting be postponed or adjourned beyond a date that is more than thirty (30) days after the date on which the Stockholders Meeting was originally scheduled without the prior written consent of Parent. Unless there has been a Change of Recommendation pursuant to Section 5.2, the Company shall use its reasonable best efforts to lawfully obtain the Stockholder Approval, including actively soliciting proxies in favor of the adoption of this Agreement at the Stockholders Meeting. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its stockholders any other Acquisition Proposal.

(b) The Company shall keep Parent informed with respect to proxy solicitation results as reasonably requested by Parent and shall provide such information and reasonable cooperation as Parent may reasonably request in connection therewith. Notwithstanding anything to the contrary in this Agreement, unless this Agreement is terminated in accordance with its terms, the Company shall remain obligated to provide the information and cooperation described in the immediately preceding sentence and duly call, give notice of, convene and hold the Stockholders Meeting and mail the Proxy Statement (and any amendment or supplement thereto that maybe required by applicable Law) to the Company’s stockholders in accordance with Section 5.3 and this Section 5.4, notwithstanding any Change of Recommendation.

Section 5.5. Reasonable Best Efforts; Filings; Other Actions.

(a) Subject to the terms and conditions set forth in this Agreement, the Company, Parent, Merger Sub and their respective Subsidiaries shall, and, with respect to clauses (ii) and (iv) below, shall cause their respective controlling Affiliates to, each use their reasonable best efforts to promptly take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable under this Agreement or applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including to timely (i) obtain from any Governmental Entities and any third parties any actions, non-actions, clearances, waivers, consents, approvals, expirations or terminations of waiting periods, permits or orders required to be obtained by the Company, Parent or any of their respective Affiliates (including those in connection with the Required Governmental Approvals and CFIUS Approval), in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (ii) make all registrations, filings, notifications or submissions which are necessary or otherwise deemed advisable by the Parties with respect to this Agreement and the Merger under, including with respect to the Required Governmental Approvals and CFIUS Approval, under (A) any applicable federal or state securities Law, (B) the HSR Act and any other applicable Regulatory Law or other applicable Laws, including but not limited to those with respect to the Required Governmental Approvals and (C) any other applicable Law, (iii) defend against any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated hereby, (iv) comply with any request under or with respect to the Required Governmental Approvals and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company from the Federal Trade Commission, the Department of Justice, the FCC, CFIUS, Telecommunications Regulatory Authorities or any other Governmental Entity in connection with such applications or filings or the Merger and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party to obtain any consent or approval required for the consummation of the Merger under any Contract; provided, further, that without the prior written consent of Parent, neither the Company nor its Subsidiaries shall pay or commit to pay to any third party whose consent or approval is being solicited any amount of cash or other consideration, make any commitment or incur any liability or other obligation in connection therewith (in each case of this proviso other than filing or similar fees required to be paid in connection with the actions described in the preceding clause (ii), reimbursements for reasonable out-of-pocket costs and expenses incurred by any such third party in connection with obtaining its consent or approval, or de minimis cash or other consideration).

(b) In furtherance and not in limitation of this Section 5.5, each Party agrees to make, or cause to be made, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement no later than five (5) Business Days after the later of (i) the No-Shop Period Start Date and (ii) the date on which there is no longer any Excluded Party, and to make, or cause to be made, all filings and authorizations, if any, required under any other applicable Regulatory Law (including, (i) with respect to CFIUS Approval, making a pre-notice filing with U.S. Department of Treasury under the DPA, and (ii)

any other filings as may be required or otherwise deemed advisable by the Parties after good faith discussions) no later than ten (10) Business Days after the later of (i) the No-Shop Period Start Date and (ii) the date on which there is no longer any Excluded Party, and to use their reasonable best efforts to supply, or cause to be supplied, as promptly as reasonably practicable any additional information and material that may be requested by a Governmental Entity pursuant to any Regulatory Law.

(c) In furtherance and not in limitation of this Section 5.5, the Company shall (and cause its Subsidiaries to) and Parent shall (and cause its Subsidiaries to) and Merger Sub shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any Regulatory Law. If any Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated hereby as violative of any Regulatory Law, the Company shall (and cause its Subsidiaries to), Parent shall (and cause its Subsidiaries to) and Merger Sub shall cooperate in all respects and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby.

(d) In furtherance and not in limitation of this Section 5.5, each of the Company, Parent and Merger Sub shall (i) cooperate with each other with respect to all matters relating to any Governmental Entity in respect of or relating to any regulatory, governmental, CFIUS, Telecommunications Regulatory Authorities or matters including devising and implementing the strategy for obtaining the Required Governmental Approvals, CFIUS Approval or any other necessary regulatory or governmental approvals or clearances, (ii) subject to any restrictions under any Regulatory Law, promptly notify each other of any material communication to that Party from any Governmental Entity with respect to this Agreement and the transactions and other agreements contemplated hereby and permit the other Parties to review in advance any proposed material communication to any Governmental Entity, (iii) unless required by applicable Law, not agree to participate in any meeting or teleconference (other than for purposes of status checks and/or routine clarifications) with any Governmental Entity in respect of any filing, investigation or other inquiry with respect to this Agreement and the transactions and other agreements contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate thereat, (iv) subject to any restrictions under any Regulatory Law, furnish the other Parties with copies of all material correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Subsidiaries and their respective Representatives on the one hand, and any Governmental Entity or members of its staff on the other hand, with respect to this Agreement and the transactions and other agreements contemplated hereby (excluding any documents and communications which are subject to the attorney-client privilege or other privilege or trade secret protection or the work product doctrine), and (v) furnish the other Parties with such necessary information and reasonable assistance as such other Parties may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity in connection with this Agreement and the transactions and other agreements contemplated hereby and thereby, including any filings necessary or appropriate under the provisions of any Regulatory Law; provided, however, that the Parties may, as each deems advisable, reasonably designate competitively sensitive material provided under this Section 5.5 or any other section of this Agreement as “outside counsel only material”; provided, further, that this Section 5.5 shall not require the provision of any personal identifying information from one Party to the other Party. Notwithstanding anything to the contrary in this Section 5.5, materials provided to the other Party or its counsel may be redacted to remove references concerning the valuation of the Company, privileged communications, or other competitively sensitive material

(e) In furtherance and not in limitation of this Section 5.5, the Company shall (and cause its Subsidiaries to) use commercially reasonable efforts to (i) make cash on hand of the Company and its Subsidiaries available at the Closing to fund Merger Amounts to the extent requested by Parent and (ii) assist Parent in taking such actions that are reasonably requested in connection with any post-closing restructuring that it desires to take at or following the Effective Time.

(f) In furtherance of Parent and Merger Sub’s obligations under Section 5.5, but subject to the limitations of Section 5.5(g), Parent and Merger Sub shall use their reasonable best efforts to take all actions reasonably necessary to address concerns raised in connection with any Required Governmental Approvals so as to secure such Required Governmental Approvals, including, as applicable: (i) (x) entering into a mitigation agreement, national security agreement or other similar arrangement or agreement, or (y) providing a letter of assurance or other similar assurance, in each case, as requested or imposed by a Governmental Entity, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines, or assets of Parent or its subsidiaries (including the Surviving Corporation after the Closing) and (iii) otherwise taking or committing to take actions that after the Closing would limit Parent’s freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines, or assets of the Parent or the Surviving Corporation and/or their respective Subsidiaries.

(g) Notwithstanding anything in this Section 5.5 or elsewhere in this Agreement, nothing in this Agreement shall require Parent or Merger Sub to take any action or make any undertaking contemplated by Section 5.5(f), or agree to any remedy or condition to obtain the expiration of any applicable waiting period under any Law, to obtain any required consent or other approval from any Governmental Entity under any Law, or to prevent the entry of, or have vacated, lifted, reversed or otherwise overturned, any applicable injunction, judgment or other order issued under any Law:

(i) that would require any such action or undertaking by, or would impose any such condition or restriction on, any of Parent’s Affiliates (other than the Company or its Subsidiaries or, after the Effective Time, the Surviving Corporation or its Subsidiaries) or any direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of Parent or any investment funds advised or managed by one or more Affiliates of Parent;

(ii) that would have a Company Material Adverse Effect (excluding the provisions of the proviso to the definition of such term); or

(iii) that would (x) have a material adverse impact on Parent’s ability to own, control, manage or operate the Company and its Subsidiaries subsequent to the Closing, or (y) have a material and adverse impact on the ability of GI Data Infrastructure Fund LP or its Affiliates to own, control, manage or operate Parent and its Subsidiaries subsequent to Closing through the exercise of its voting or board representation rights or its right to receive information.

Section 5.6. Access and Reports.

(a) Subject to applicable Law, from and after the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries, officers, directors and employees, to, afford to Parent, Merger Sub and each of their Representatives (including, to the extent requested by Parent, the Financing Parties), reasonable access, during normal business hours, to its officers, employees, properties, offices and other facilities, books, Contracts and records; provided, that (i) the foregoing shall not require the Company or any of its Subsidiaries to permit access to (A) any inspection or any information that would violate any of its obligations with respect to confidentiality in effect as of the date hereof, (B) any information that is subject to attorney-client privilege or other privilege or trade secret protection or the work product doctrine, (C) information that in the reasonable opinion of the Company would result in a breach of a Contract to which the Company or any of its Subsidiaries are bound as of the date hereof or (D) information related to the Company’s sale process, including any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of the Company Board (or any committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement (access to the information described in this clause (D) shall be governed by Section 5.2), (ii) any such investigation shall be conducted in such a manner as not to unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any undue burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties and (iii) no investigation pursuant to this Section 5.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; provided, that the Company shall use its reasonable best efforts to allow for any access or disclosure in a manner that does not result in the effects set out in clauses (i)(A), (i)(B) or (i)(C), including by making appropriate substitute arrangements. Without limiting the foregoing, subject to applicable Law, from and after the date No-Shop Period Start Date to the Effective Time or the earlier termination of this Agreement, upon the reasonable request of Parent and at reasonable times and upon reasonable prior notice, Parent and members of senior management of the Company will hold meetings no less frequently than once every two weeks to discuss post-Closing integration plans and progress in connection with Required Governmental Approvals and any other pre-Closing filings; provided that the members of senior management attending each such meeting shall be selected by the Company in its reasonable discretion and such meetings (including the timing thereof and preparation therefor) shall not unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any undue burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties; provided, further, the Parties agree and acknowledge that the

Company’s failure of compliance with the last sentence of this Section 5.6(a) shall not be taken into account for purposes of determining whether the conditions referred to in Article VI shall have been satisfied with respect to performance in all material respects with this Section 5.6(a) except for willful and recurring failures of compliance.

(b) Each of Parent and Merger Sub shall, and shall cause their respective Representatives and Affiliates to, hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub or their respective Representatives, financing sources or Affiliates in connection with the transactions contemplated by this Agreement in accordance with that certain letter agreement, dated December 18, 2020, between GI Data Infrastructure Fund LP and the Company (as amended or otherwise modified from time to time, the “Confidentiality Agreement”) as if all such documents and information were Confidential Information (as defined in the Confidentiality Agreement), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms and shall apply to Parent and Merger Sub as if they were direct parties thereto, provided that the execution of this Agreement by the Company shall constitute written consent by the Company and the Company Board pursuant to the Confidentiality Agreement to all actions by Parent, Merger Sub and their Representatives permitted or contemplated by this Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) of any Actions commenced against such Party or any of its Affiliates in connection with, arising from or relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”) or (iii) if such Party becomes aware of the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied; provided, that the delivery of any notice pursuant to this Section 5.6(c) shall not cure any breach of any representation, warranty or covenant in this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, failure of compliance with this Section 5.6(c) shall not be taken into account for purposes of determining whether the conditions referred to in Article VI shall have been satisfied with respect to performance in all material respects with this Section 5.6(c) except for any willful and recurring failures of compliance.

Section 5.7. Publicity; Communications. The initial press release regarding the Merger shall be a joint press release agreed by the Company and Parent and thereafter each Party shall consult with the other Parties, and give each other the opportunity to review and comment, prior to issuing any press releases or otherwise making public announcements or filings with respect to the Merger or any of the other transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with NASDAQ (in which case, such party shall, to the extent practicable, use commercially reasonable efforts to consult with the other Parties before issuing such press release or making such public announcement or filing). Notwithstanding the foregoing, (a) each of the Company and Parent may make press releases or public communications concerning this Agreement and the Merger that consist solely of information previously disclosed in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 5.7, (b) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Parent and/or the Company in compliance with this Section 5.7 and (c) each of the Company and Parent shall be permitted to issue press releases or make public announcements with respect to any Acquisition Proposal or with respect to a Change of Recommendation without being required to consult with the other Party but after providing a copy of such press release or public announcement to the other Party prior to issuance thereof.

Section 5.8. Employee Benefits.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof (the “Benefit Continuation Period”), Parent shall, or shall cause its applicable Subsidiary to, provide each employee of the Company and its Subsidiaries who continues in employment with Parent, the Surviving Corporation or their Subsidiaries immediately following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or regular hourly wage (whichever is applicable) and a short-term cash incentive compensation opportunity, that, in each case, is not less than the base salary or regular hourly wage and short-term cash incentive compensation opportunity in effect for, or available to, the applicable Continuing Employee as of immediately prior to the Effective Time, (ii) severance benefits and on terms and conditions, in each case, that are no less favorable than the severance benefits and protections provided to each such Continuing Employee as of immediately prior to the Effective Time as set forth in Section 5.8(a)(ii) of the Company Disclosure Schedule and (iii) other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance (which shall be covered by the preceding subsection (ii)), change-in-control or retention benefits) that are, in each case, substantially similar in the aggregate to the other compensation (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance (which shall be covered by the preceding subsection (ii)), change-in-control or retention benefits), respectively, provided or available to the applicable Continuing Employee as of immediately prior to the Effective Time; provided, however, that, for the avoidance of doubt, during the Benefit Continuation Period, Parent shall not be required to provide Continuing Employees with deferred compensation, defined benefit pension plans, or long-term incentive, equity or equity-based compensation.

(b) From and after the Effective Time, Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Company Benefit Plans that remain in effect as of the Effective Time in accordance with their terms.

(c) Parent will cause any employee benefit plans of Parent and its Subsidiaries in which the Continuing Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plan or as would result in a duplication of benefits), service prior to the Effective Time by such employees to the Company and its Subsidiaries (and any predecessors) as if such service were with Parent or its Subsidiaries. Parent shall also honor and assume all accrued but unused vacation or other paid time off.

(d) With respect to any employee benefit plans maintained by Parent and its Subsidiaries for the benefit of the Continuing Employees following the Closing Date Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements with respect to any such plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee to the same extent waived under the analogous Company Benefit Plan prior to the Closing Date, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to any eligible expenses paid by such employees during the calendar year in which the Effective Time occurs (or such later date on which a Continuing Employee commences participation in any new plan of the Surviving Corporation and its Subsidiaries) under analogous Company Benefit Plans.

(e) Unless otherwise agreed to by the Parties, cash incentive bonus programs with an in-cycle performance period occurring during the year in which the Closing occurs shall be paid in the ordinary course of business consistent with past practice, based on actual achievement of the applicable performance goals (which performance goals shall not be modified following the Closing in a way that would be detrimental to the participants, and such calculation shall exclude (x) merger-related transaction costs and (y) costs and expenses incurred at the request of Parent or in connection with any post-closing restructuring or transaction that Parent desires to take following the Effective Time).

(f) Nothing in this Agreement shall confer upon any Continuing Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other employee benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation or their Affiliates, or (ii) alter or limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan in accordance with its terms after the Closing Date. Nothing in this Section 5.8 shall create any third party beneficiary rights in any Continuing Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.9. Expenses.

(a) Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense, except that all filing and similar fees in connection with any Required Governmental Approvals shall be borne 50% by Parent and 50% by the Company.

(b) Notwithstanding anything in this Agreement to the contrary, all transfer, excise, documentary, recording, notarial, stamp, sales, value added, and use Taxes, and similar Taxes, applicable to, or resulting from, the transactions contemplated by this Agreement will be borne and paid by the Company.

Section 5.10. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company and its Subsidiaries, and each fiduciary of a Company Benefit Plan (collectively, together with such person’s heirs, executors or administrators, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, related to or in connection with any action or omission occurring or alleged to have occurred whether prior to or at the Effective Time (including in connection with such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or a fiduciary of a Company Benefit Plan or services performed by such persons at the request of or for the benefit of the Company or its Subsidiaries), whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification, exculpation or advancement right of any Indemnified Party. Without limiting the foregoing, Parent, for a period of six (6) years from and after the Effective Time, shall, unless otherwise prohibited by applicable Law, cause the Charter and the Bylaws to contain provisions no less favorable to the Indemnified Parties with respect to indemnification, exculpation from liabilities and rights to advancement of expenses than those set forth as of the date of this Agreement in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any Indemnified Party. In addition, from and after the Effective Time, each of Parent and the Surviving Corporation shall advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party promptly (and in any event within ten (10) days) after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction, and such determination shall have become final, that such Person is not entitled to indemnification. In the event any proceeding is brought against any Indemnified Party and in which indemnification could be sought by such Indemnified Party under this Section 5.10, (x) Parent and the Surviving Corporation shall have the right to control the defense thereof after the Effective Time and Parent and the Surviving Corporation shall not be liable to any Indemnified Parties for any legal expenses of other counsel or any other expenses incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this clause (x) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (y) the Indemnified Parties will cooperate in the defense of any such matter; and (z) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(b) Prior to the Effective Time, the Company shall obtain and fully pre-pay the premium for (and, following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain with reputable and financially sound carriers) the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies (the “D&O Insurance”), in each case for a claims reporting or discovery period (whichever is greater) of six (6) years from and after the Effective Time with respect to any claim arising from facts or events that existed or occurred at or prior to the Effective Time with terms, conditions, retentions, coverage limits and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies in effect on the date hereof. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions, coverage limits and limits of liability that are at least as favorable as the coverage provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable insurance as the D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, (x) in no event shall the Company or the Surviving Corporation be required to, and without the consent of Parent be permitted to, expend for any such policies pursuant to this Section 5.10(b) an annual premium amount in excess of 300% of the aggregate of the annual premiums currently paid by the Company for such insurance, which annual premium is set forth in Section 5.10(b) of the Company Disclosure Schedule, and (y) if the annual premiums of such insurance coverage exceed such maximum amount, the Company or the Surviving Corporation shall obtain a policy with the greatest coverage available for such maximum amount.

(c) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, in each such case, proper provisions shall be made so that such surviving or acquiring Person(s), as the case may be, shall assume all of the obligations set forth in this Section 5.10.

(d) The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 5.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries, under any applicable Contracts or Laws or otherwise. All rights to indemnification, exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party (whether asserted or claimed prior to, at, or after the Effective Time) as provided in the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries or any Contract or otherwise between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect (and shall be so maintained) and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any Indemnified Party, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.11. Section 16 Matters. Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause any dispositions of equity securities (including derivative securities) of the Company in connection with this Agreement and the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12. Financing.

(a) Parent and Merger Sub shall use, and shall cause their respective Subsidiaries and their respective officers, directors and employees to use, reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions set forth in the Commitment Letters as promptly as possible (taking into account the expected timing of the Marketing Period), but in any event on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts with respect to (i) causing the Equity Investors to maintain in effect the Equity Commitment Letter, (ii) maintaining in effect the Debt Commitment Letter and complying with their respective obligations thereunder, (iii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms that (A) are acceptable to Parent in its sole discretion, (B) would not reasonably be expected to delay (taking into account the expected timing of the Marketing Period) or adversely affect the ability of Parent to consummate the transactions contemplated hereby and (C) would otherwise be permitted by Section 5.12(b), and (iv) satisfying (or, if reasonably required to obtain the Financing, seeking the waiver of) on a timely basis (taking into account the expected timing of the Marketing Period) all conditions in the Debt Commitment Letters and the Definitive Agreements that are within the control of Parent or Merger Sub. In the event that all conditions contained in the Debt Commitment Letter or the Definitive Agreements (other than the consummation of the Merger and other than the availability of the Cash Equity and those that by their nature are to be satisfied at the Closing) have been satisfied or waived, Parent and Merger Sub shall use their reasonable best efforts to cause the Financing Parties thereunder to comply with their respective obligations thereunder, including to fund the Debt Financing. Each of Parent and Merger Sub shall use its reasonable best efforts to comply with its respective obligations, and enforce its respective rights, under the Commitment Letters and Definitive Agreements in a timely and diligent manner.

(b) Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters (or the Definitive Agreements, to the extent entered into prior to the Closing Date) if such amendment, modification or waiver (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the amount of the Financing to an amount that, together with available cash or other funds of Parent and its Subsidiaries, would on the Closing Date be less than the Merger Amounts, (C) adversely affects in a material respect the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (D) could otherwise reasonably be expected to prevent, impede or delay (taking into account the expected timing of the Marketing Period) the consummation of the Merger and the other transactions contemplated by this Agreement; or (ii) terminate any Commitment Letter or any Definitive Agreement unless such Commitment Letter or Definitive Agreement is replaced at such time with a new commitment letter or a new definitive agreement that would satisfy the preceding clause (i). Parent and Merger Sub shall promptly deliver to the Company copies of any amendment, modification, waiver or replacement of any Commitment Letter or any Definitive Agreement. Upon any such amendment, replacement, supplement or modification of the Commitment Letters in accordance with this Section 5.12(b), all references herein to “Commitment Letter”, “Equity Commitment Letter” or “Debt Commitment Letter”, as applicable, shall include and mean such documents as so amended, replaced, supplemented or modified in accordance with this Section 5.12(b), and references to “Financing”, or “Debt Financing”, as applicable, shall include and mean the financing contemplated by such Commitment Letter as so amended, replaced, supplemented or modified in accordance with this Section 5.12(b).

(c) In the event that any portion of the Debt Financing becomes unavailable, or the Debt Commitment Letter or Definitive Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, Parent and Merger Sub will (i) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with Cash Equity, and the available portion of the Debt Financing and other available funds or cash to Parent and its Subsidiaries in any respect, to pay the Merger Consideration and the other Merger Amounts) from the same or other sources on terms and conditions that are not less favorable to Parent and its Subsidiaries than the terms and conditions set forth in the Debt Commitment Letter as of the date hereof and which do not include any conditions to the consummation of such alternative debt financing that would reasonably be expected to make the funding of such alternative debt financing less likely to occur, than the conditions set forth in the Debt Commitment Letter as of the date hereof and (ii) promptly notify the Company of such unavailability, withdrawal, repudiation, termination or rescission, as applicable, and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative or replacement financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Parent and Merger Sub shall provide the Company with prompt oral and written notice of any actual or threatened breach, termination, repudiation or default by any party to any Commitment Letter or any Definitive Agreement, in each case, of which Parent or Merger Sub obtain Knowledge and the receipt of any written notice or other written communication from any Financing Party, Equity Investor or other financing source with respect to any breach, default, termination or repudiation by any party to any Commitment Letter or any Definitive Agreement of any provision thereof. Parent and Merger Sub shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Parent and Merger Sub with this Section 5.12 shall not relieve Parent or Merger Sub of their obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative or replacement financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question).

Section 5.13. Financing Cooperation.

(a) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its and their Representatives to, provide, in each case at Parent’s sole cost and expense, such cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries (it being understood that cooperating in the manner set forth in clauses (i) through (x) below shall be deemed in all cases not to so interfere)), including by:

(i) making appropriate senior officers of the Company and its Subsidiaries available, with reasonable advance notice, for participation during normal business hours in a reasonable number of meetings (including meetings with prospective lenders), presentations, road shows, due diligence sessions and sessions with rating agencies upon reasonable advance notice at a mutually agreed time and place;

(ii) executing and delivering Definitive Agreements (including one or more credit agreements and related guarantee agreements and the schedules and exhibits thereto) and related certificates and other documents (including a certificate of the chief financial officer of, or person performing similar functions for, the Company with respect to solvency matters substantially in the form attached to the Debt Commitment Letter) as may be reasonably requested by Parent, and to the extent required by the Debt Financing, reasonably assist in facilitating the pledging of, and perfection of security interests in, collateral (including, for the avoidance of doubt, providing stock certificates and stock powers with respect to outstanding certificated shares of the Company (if any) and using commercially reasonable efforts to cause the delivery of stock certificates and stock powers with respect to outstanding certificated shares of the Company’s Subsidiaries (if any), in each case, prior to the Closing Date to be held in escrow pending the Closing); provided that (A) no such Definitive Agreement, related certificate or pledge shall be effective until the Effective Time, (B) other than the Authorization Letter, none of the Definitive Agreements, related certificates or pledges shall be executed and/or delivered except in connection with the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective directors, officers or employees involved prior to the Closing Date;

(iii) furnishing Parent and the Financing Parties as promptly as reasonably practicable with the financial statements of the Company and its consolidated Subsidiaries as required by paragraph 4 in Exhibit C to the Debt Commitment Letter (such financial statements, the “Required Financial Information”) and, as promptly as reasonably practicable following the delivery of a request therefor to the Company by Parent, such financial and other information regarding the Company and its Subsidiaries (including customary and reasonably requested due diligence information) as is reasonably available to the Company at such time and is customarily required in connection with the financings of a type similar to the Debt Financing;

(iv) in each case following Parent’s reasonable request, assisting Parent and Merger Sub in the preparation of customary (A) confidential information memoranda (including a version that does not include material non-public information) and other customary marketing materials required in connection with financings similar to the Debt Financing, (B) materials for rating agency presentations and (C) definitive documentation for the Debt Financing;

(v) following Parent’s reasonable request, using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Effective Time to execute resolutions or consents of the Company and its Subsidiaries that do not become effective until the Effective Time with respect to entering into the definitive documentation for the Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing;

(vi) if requested by Parent, provide, at least three (3) Business Days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and including, if the Company or any of its subsidiaries qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certificate (each as defined in the Debt Commitment Letter) (provided that none of the Company or its Subsidiaries shall be responsible for including in any Beneficial Ownership Certificate information relating to the post-closing ownership of the Company or its Subsidiaries), to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date;

(vii) executing and delivering one or more customary authorization letters in connection with the confidential information memoranda as contemplated by the Debt Commitment Letter (the “Authorization Letters”) or otherwise that are customarily required in connection with the financings of a type similar to the Debt Financing;

(viii) reasonably cooperating with the marketing and due diligence efforts of Parent and the Financing Parties for any portion of the Debt Financing (provided that any requests made by Parent and the Financing Parties in connection with marketing and due diligence efforts shall be reasonable);

(ix) on or prior to the Closing Date, delivering customary payoff letters, in form and in substance reasonably satisfactory to Parent and the Financing Parties party to the Debt Commitment Letter, specifying the aggregate amount required to be paid with respect to the Company’s existing credit facilities under the Amended and Restated Credit Agreement, dated as of December 2, 2020 (the “Credit Agreement”), between the Company and JPMorgan Chase Bank, N.A. (together with such other lien release documentation that may be reasonably required in connection therewith and in form and substance reasonably satisfactory to Parent and the Financing Parties party to the Debt Commitment Letter) and providing for (A) the discharge, upon payment of such amounts, of any obligations, guarantees and liens under the Credit Agreement, (B) the termination of all borrowing commitments under the Credit Agreement and (C) the release, upon payment of such amounts, of all Liens on and other security interests in the properties and assets of the Company and its Subsidiaries securing the obligations under the Credit Agreement at or substantially simultaneously with the Closing; and

(x) if requested by Parent, assisting Parent in connection with Parent’s preparation of customary pro forma financial statements; provided, that (x) Parent shall be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to the Merger and the other transactions contemplated herein and (y) the Company’s assistance shall relate solely to the financial information and data derived from the Company’s historical books and records.

Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.13 that would (A) require the Company, its Subsidiaries or any Persons who are directors, officers or employees of the Company or its Subsidiaries to pass any resolution or consent to approve or authorize the consummation of the Debt Financing that is effective prior to the Effective Time or execute or deliver any certificate, document, instrument or agreement (other than any prepayment notices required to be delivered pursuant to the Credit Agreement and the Authorization Letters) that is effective prior to the Effective Time, (B) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation (other than those set forth in this Section 5.13) in connection with the Debt Financing prior to the Closing unless promptly reimbursed in accordance with following paragraph, (D) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (E) conflict with the organizational documents of the Company or its Subsidiaries or any Laws, (F) reasonably be expected to result (with or without notice, lapse of time, or both) in a material violation or breach of, or a default under, any Contract to which the Company or any of its Subsidiaries is a party, (G) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or could reasonably be expected to result in the disclosure of any trade secrets or violate confidentiality obligations binding the Company or any of its Subsidiaries (provided that the Company and its Subsidiaries shall use commercially reasonable efforts to provide such information in a manner which would not jeopardize such privilege, disclose such trade secrets or violate such confidentiality obligations), (H) prepare any financial statements that are not available to it and prepared in the ordinary course of its financial reporting practice, or (I) result in the Company or any of its Subsidiaries being an issuer or obligor under the Debt Financing prior to the Closing.

Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or their respective Representatives (including reasonable and documented fees and expenses of the Company’s legal and financial advisors) in connection with the cooperation contemplated by this Section 5.13 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, judgments, inquiries, fines, costs or expenses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 5.13 and any information used in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection with the Debt Financing), in each case, other than as a result of fraud, bad faith, gross negligence or willful misconduct by such Representatives.

(b) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.13 shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Parties, shall be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter if made for the benefit of the Company). The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill.

Section 5.14. Transaction Litigation. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep the other reasonably informed on a current basis with respect to any Transaction Litigation, reasonably consult with the other and give consideration to the other’s advice regarding such Transaction Litigation and give each other the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; provided that the Company shall in any event control such defense, settlement or prosecution, and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.6, including regarding attorney client privilege or other privilege or trade secret protection or the work product doctrine; provided, further, that no such Party or Representative of such Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless the Company, in the case of any such action by Parent or Merger Sub, or Parent, in the case of any such action by the Company, shall have consented in writing (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.15. Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall use its reasonable best efforts to cause to be delivered to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective as of immediately prior to (but conditioned on the occurrence of) the Effective Time.

Section 5.16. State Takeover Statutes. The Company and the Company Board shall (a) take all reasonable action within its control necessary to ensure that no Takeover Statute is or becomes applicable to the Merger and (b) if any Takeover Statute becomes applicable to the Merger, take all reasonable action within its control necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger. For purposes of this Agreement, “Takeover Statute” shall mean a “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation enacted under the Laws of any state in the United States that is applicable to the Company, including Section 203 of the DGCL.

Section 5.17. Obligations of Merger Sub and the Surviving Corporation. Subject to Section 5.17 of the Parent Disclosure Schedule, Parent shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.18. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

ARTICLE VI

CONDITIONS

Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the satisfaction (or waiver in writing by Parent and the Company, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding Common Stock and Company Preferred Stock entitled to vote thereon (the “Stockholder Approval”).

(b) Governmental Approvals. The Required Governmental Approvals and CFIUS Approval shall have been obtained (or in the case of Required Governmental Approvals that only require notification prior to the Effective Time, such notification shall have been made).

(c) Orders. No court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.2. Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver in writing by Parent, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of the Company set forth in Section 3.3(a), Section 3.3(b)(i)-(iii), Section 3.4(c) and Section 3.7(b) shall be true and correct as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date), except, in the case of Section 3.3(a) and Section 3.3(b)(i)-(iii), for inaccuracies that are de minimis; (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.3(b)(iv), Section 3.3(c), Section 3.4(a), Section 3.4(b) and Section 3.20 shall be true and correct in all material respects as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct in all material respects as of such specified date); and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms hereof.

(c) Officer’s Certificate. Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred on or after the date of this Agreement.

Section 6.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver in writing by the Company, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct in all respects as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the term “Parent Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied by it at or prior to the Effective Time pursuant to the terms hereof.

(c) Officer’s Certificate. The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Stockholder Approval is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

Section 7.2. Termination by Either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either the Company or Parent:

(a) if the Merger shall not have been consummated on or before January 7, 2022 (the “Termination Date”); provided that if, prior to the Termination Date, all of the conditions to the Closing set forth in Article VI have been satisfied or waived, as applicable, or, with respect to those conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied, except for any condition set forth in Section 6.1(b) and/or Section 6.1(c), either Parent or the Company may, prior to 5:00 p.m. New York City time on the Termination Date, extend the Termination Date to April 7, 2022 (and if so extended, the “Termination Date” shall mean such later date); provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Termination Date was primarily caused by the failure of such Party to perform any of its obligations under this Agreement;

(b) if the Stockholders Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Stockholder Approval shall not have been obtained at such Stockholders Meeting (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement is taken; or

(c) if any Order by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

Section 7.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a) at any time prior to the time the Stockholder Approval is obtained, in order to concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with, and subject to compliance with the terms and conditions of, Section 5.2(c); provided, that prior to or concurrently with, and as a condition to, such termination, the Company pays to Parent the Company Termination Fee due under Section 7.5(b);

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) (A) is not capable of being cured by Parent or Merger Sub prior to the Termination Date or (B) if capable of being cured, shall not have been cured before the earlier of (x) thirty (30) Business Days following receipt of written notice from the Company of such breach or (y) the Termination Date; provided, that the Company is not then in breach of any representation, warranty, covenant or agreement of this Agreement such that any condition to the obligations of Parent and Merger Sub set forth in Section 6.2(a) or 6.2(b) would not then be satisfied if the Closing Date were the date of such termination; or

(c) at any time prior to the Effective Time, if (i) the Marketing Period has ended and all of the conditions set forth in Section 6.1 and 6.2 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) Parent and Merger Sub do not consummate the Merger on or prior to the date the Closing is required to occur pursuant to Article I, (iii) the Company shall have irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation and (iv) Parent and Merger Sub fail to effect the Closing within three (3) Business Days following delivery of such confirmation.

Section 7.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent:

(a) at any time prior to the time the Stockholder Approval is obtained, if (i) there has occurred a Change of Recommendation; or (ii) the Company or any of its Subsidiaries entered into an Alternative Acquisition Agreement (for the avoidance of doubt, other than an Acceptable Confidentiality Agreement);

(b) the Company has materially breached its obligations under Section 5.2; or

(c) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement of the Company in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b), and (ii) (A) is not capable of being cured by the Company by the Termination Date or (B) if capable of being cured, shall not have been cured before the earlier of (x) thirty (30) Business Days following receipt of written notice from Parent of such breach or (y) the Termination Date; provided, that neither Parent nor Merger Sub is then in breach of any representation, warranty, covenant or agreement of this Agreement such that any condition to the obligations of the Company set forth in Section 6.3(a) or 6.3(b) would not then be satisfied if the Closing Date were the date of such termination.

Section 7.5. Effect of Termination and Abandonment.

(a) In the event that this Agreement is terminated and the Merger is abandoned pursuant to this Article VII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any member of the Parent Group or the Company Group); provided, that (i) except as otherwise provided herein, no such termination shall relieve any Party of any liability to pay the Company Termination Fee or the Parent Termination Fee, as applicable, pursuant to this Section 7.5 or, subject to Section 7.5(e), relieve the Company or Parent or Merger Sub of any liability for any Willful Breach of this Agreement prior to such termination, and (ii) the provisions listed in the second sentence of Section 8.1 shall survive the termination of this Agreement. The Party desiring to terminate this Agreement pursuant to Section 7.2, 7.3 or 7.4 shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other Parties in accordance with Section 8.6, specifying the provision or provisions hereof pursuant to which such termination is effected.

(b) In the event that:

(i) (A) this Agreement is terminated pursuant to Section 7.2(a), Section 7.2(b), Section 7.4(b) or Section 7.4(c); (B) any Person shall have proposed, announced or made a bona fide Acquisition Proposal after the date of this Agreement (which announcement must have been publicly made in the case of Section 7.2(b)) and prior to the Stockholders Meeting (in the case of Section 7.2(b)), prior to the breach giving rise to the right of termination (in the case of Section 7.4(b) and Section 7.4(c)) and prior to such termination (in the case of Section 7.2(a)) (and in the case of Section 7.2(b) such Acquisition Proposal shall not have been withdrawn at least five (5) Business Days prior to the Stockholders Meeting); and (C) within twelve (12) months of such termination the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement for, and thereafter consummated (whether or not such consummation occurs within such twelve (12) month period), an Acquisition Proposal (whether or not involving the same Acquisition Proposal as that referred to in clause (B) above), then the Company shall, on the date on which such Acquisition Proposal is consummated, pay the Company Termination Fee to Parent (or its designees) by wire transfer of same day funds to one or more accounts designated by Parent; provided, that for purposes of clause (C) above the references to “20%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.3(a), the Company shall, prior to or substantially concurrently with such termination, pay the Company Termination Fee to Parent (or its designees) by wire transfer of same day funds to one or more accounts designated by Parent; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.4(a), the Company shall, no later than three (3) Business Days after the date of such termination, pay the Company Termination Fee to Parent (or its designees) by wire transfer of same day funds to one or more accounts designated by Parent; or

(iv) this Agreement is terminated by the Company pursuant to Section 7.2 at a time when Parent was permitted to terminate this Agreement pursuant to Section 7.4(a), the Company shall, prior to or substantially concurrently with such termination, pay the Company Termination Fee to Parent (or its designees) by wire transfer of same day funds to one or more accounts designated by Parent.

For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 7.3(c), then Parent shall, no later than three (3) Business Days after the date of such termination, pay or cause to be paid the Parent Termination Fee to the Company or its designees by wire transfer of same day funds to one or more accounts designated by the Company (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(d) In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, in either case as required pursuant to this Section 7.5 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, National Association, in the City of New York from time to time during such period, as such bank’s prime lending rate. The Company and Parent each acknowledge that the fees and the other provisions of this Section 7.5 are an integral part of this Agreement and are not a penalty, but rather liquidated damages in a reasonable amount that will compensate the other Party in the circumstances in which such fee is payable, and that, without these provisions, the other Party would not enter into this Agreement.

(e) Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement as permitted by Section 8.7, (i) the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (A) Parent, Merger Sub and the Equity Investors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, financing sources (including the Financing Parties), Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub or any Equity Investor or (C) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, financing sources (including the Financing Parties), Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Parent Group”) in respect of this Agreement, any agreement executed in connection herewith, including the Commitment Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby shall be (x) to terminate this Agreement in accordance with this Article VII and collect, if due, the Parent Termination Fee pursuant to Section 7.5(c) (including any interest payable pursuant to Section 7.5(d)) from Parent or pursuant to the Limited Guarantee and, as applicable, the reimbursements contemplated by Sections 5.9 and 5.13, and (y) following the termination of this Agreement by either Party, the Company’s right to seek monetary damages from Parent in the event of Parent’s or Merger Sub’s Willful Breach of this Agreement prior to the termination of this Agreement (provided that in no event shall Parent be subject to monetary damages for Willful Breach of this Agreement in an amount in excess of an amount equal to the Parent Termination Fee (the “Damage Cap”)) and (ii) upon payment of such amounts, no member of the Parent Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Commitment Letters or the Limited Guarantee, or the transactions contemplated hereby or thereby; provided that in no event will the Company be entitled to (1) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Damage Cap, (2) payment of both monetary damages and the Parent Termination Fee in a combined amount in excess of the Damage Cap, or (3) both (x) payment of any monetary damages and/or the Parent Termination Fee and (y) a grant of specific performance of this Agreement or any other equitable remedy against Parent or Merger Sub that results in the Closing.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1. Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II, Section 5.10 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Section 5.9 (Expenses), the final paragraph of Section 5.13(a) (Financing Cooperation) and Section 7.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement, shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement, as applicable.

Section 8.2. Modification or Amendment. Subject to applicable Law, the Parties may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective Parties; provided, that after receipt of Stockholder Approval, if any such amendment shall by applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.

Section 8.3. Waiver; Extension. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by applicable Law. At any time prior to the Effective Time, the Company or Parent may (i) waive or extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent, or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 8.5. Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement and all actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law. Each Party agrees that it shall bring any Action between the Parties or involving any member of the Company Group or Parent Group arising out of or related to this Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contained in or contemplated by this Agreement, the Equity Commitment Letter or the Limited Guarantee exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks or declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), and with respect to any such Action (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party or any member of the Company Group or Parent Group and (iv) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 8.6.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5(b).

Section 8.6. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if deposited in the United States mail, first-class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, (d) if delivered by email transmission, on the date of such transmission, provided that confirmation of such transmission is received within one (1) Business Day, or (e) if delivered by facsimile transmission, upon confirmation of successful transmission, (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient Party on a Business Day, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient Party, on the date of such transmission or is transmitted on a day that is not a Business Day. All notices, demands and other communications hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent or Merger Sub, to:

GI DI Orion Acquisition Inc

c/o GI GP DI LP

188 The Embarcadero

7th Floor

San Francisco, CA 94105

Attention:     Mark Prybutok, David Smolen

email:           mark@gipartners.com, david.smolen@gipartners.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

600 Travis Street, Suite 5400

Houston, Texas 77002

Attention:     Chris May

email:            cmay@stblaw.com

If to the Company, to:

ORBCOMM Inc.

395 W. Passaic Street

Rochelle Park, NJ 07662

Attention:     Christian Le Brun

email:           Lebrun.Chris@orbcomm.com

with a copy (which shall not constitute notice) to:

Milbank LLP

55 Hudson Yards

New York, New York 10001

Attention:     Scott Golenbock

email:           sgolenbock@milbank.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 8.7. Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them in order to consummate the Merger) in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, except as expressly provided in Section 8.7(b).

(b) Notwithstanding Section 8.7(a), it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations pursuant to the terms of this Agreement and the Equity Commitment Letter to complete the Closing, including to cause, subject to the terms and conditions set forth in the Equity Commitment Letter, the Cash Equity to be funded to fund the Merger and to consummate the Merger, only in the event that (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that those other conditions would be satisfied if the Closing were on such date), (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the Debt Financing has been funded or will be funded at the Closing if the Cash Equity is funded at the Closing, and (iv) the Company has irrevocably confirmed in a written notice to Parent that the Closing will occur if the Cash Equity and Debt Financing are funded and specific performance is granted pursuant to this Section 8.7(b). Notwithstanding the foregoing, in no event shall the Company or any of its equityholders or controlled Affiliates be entitled to seek the remedy of specific performance of this Agreement directly against any Financing Party, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

(c) Without limiting the foregoing, each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.8. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Equity Commitment Letter, the Limited Guarantee and the Confidentiality Agreement and the other instruments and other agreements specifically referred to herein or delivered pursuant hereto constitute the entire agreement among the Parties with respect to the subject matter hereof, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

Section 8.9. Parties in Interest; Financing Parties.

(a) Each of Parent, Merger Sub and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that (i) the Financing Parties and the other Persons referred to in Section 5.13(a) (Financing Cooperation), Section 7.5 (Effect of Termination and Abandonment), Section 8.7(b) (Specific Performance), Section 8.9 (Parties in Interest; Financing Parties), Section 8.12 (Assignment) and Section 8.13 (Non-Recourse) shall be third party beneficiaries of, and shall be entitled to rely on and enforce, such sections and (ii) if the Effective Time occurs, the Indemnified Parties shall be third party beneficiaries of, and shall be entitled to rely on, Section 5.10 (Indemnification; Directors’ and Officers’ Insurance).

(b) Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letters or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of the Delaware)) shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction) (ii) agrees, subject to Section 8.13, not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Company, its Subsidiaries or its controlled

Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with Section 8.6, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Surviving Corporation against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or the any services thereunder following the Merger), and (vii) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 8.9 (Parties in Interest; Financing Parties), Section 7.5 (Effect of Termination and Abandonment), Section 8.7(b) (Specific Performance), Section 8.12 (Assignment) and Section 8.13 (Non-Recourse) and the definition of “Financing Parties” (or any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions) shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

Section 8.10. Definitions; Construction.

(a) Definitions. As used herein:

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of transactions, (a) a merger, consolidation, dissolution, liquidation, recapitalization, share exchange, business combination or similar transaction involving the Company as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 80% of the total voting power of the Company or any surviving entity (or any direct or indirect parent company thereof) immediately following such transaction, (b) the acquisition by any Person or group of Persons of more than 20% of the total voting power represented by the outstanding voting securities of the Company or any of its Subsidiaries if such voting power represents assets that constitute over 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries, (c) a tender offer or exchange offer or other transaction which, if consummated, would result in a direct or indirect acquisition by any Person or group of Persons of more than 20% of the total voting power represented by the outstanding voting securities of the Company or any of its Subsidiaries if such voting power represents assets that constitute over 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries, or (d) the acquisition in any manner, directly or indirectly, of over 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Action” means any claim, charge, complaint, demand, action, litigation, arbitration, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding, or other proceeding, in each case by or before a Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized by Law to close in New York, New York.

“Channel Partners” means any market channel affiliate, market channel partner, reseller, or other person acting as a distributor for the Company or its Subsidiaries.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“CFIUS” means the interagency Committee on Foreign Investment in the United States.

“CFIUS Approval” means that (i) the Parties have received written notice from CFIUS that CFIUS has determined that the transactions contemplated by this Agreement are not “covered transactions” and are not subject to review under the DPA, (ii) the Parties have received a written notice issued by CFIUS that it has concluded an assessment, review or investigation of the CFIUS Notice provided pursuant to the DPA with respect to the transactions contemplated by this Agreement, determined that there are no unresolved national security concerns, and has therefore terminated all action under the DPA, (iii) if CFIUS has sent a report (the “CFIUS Report”) to the President of the United States (“POTUS”) requesting POTUS’ decision, then POTUS has (A) announced a decision not to take any action to suspend or prohibit the transaction contemplated by this Agreement or (B) not taken any action to suspend or prohibit the transaction contemplated by this Agreement after 15 days from the date of receipt of the CFIUS Report, or (iv) if the Parties submitted a declaration, the Parties have received a written notice from CFIUS that it has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to the declaration but has not requested the submission of a joint voluntary notice.

“Communications Act” means the Communications Act of 1934, as amended, and all applicable Law (e.g., FCC rules and policies, Orders, and all applicable court Orders).

“Communications Laws” means (i) the Communications Act and (ii) Foreign Telecommunications Laws.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not such plan is subject to ERISA, and each other employment, change in control, retention, bonus, defined benefit or defined contribution, pension, profit sharing, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based, retirement, vacation, severance, termination, disability, death benefit, medical, dental, or other employee benefit plan, program, agreement or arrangement (i) that the Company or any of its Subsidiaries sponsors, maintains or contributes to for the benefit of any current or former director, officer, or employee of the Company or any of its Subsidiaries or (ii) to which the Company or any of its Subsidiaries has any liability, in each case, other than any Multiemployer Plan.

“Company Communications Licenses” means all material Permits issued by Telecommunications Regulatory Authorities and held by the Company or any of its Subsidiaries as of the date of this Agreement.

“Company ESPP” means the ORBCOMM Inc. 2016 Employee Stock Purchase Plan.

“Company Group” means, collectively, (A) the Company and each of its Subsidiaries, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or any of its Subsidiaries or (C) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing.

“Company Intellectual Property” means Intellectual Property owned by the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that (x) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole or (y) materially impairs or prevents, or would reasonably be expected to materially impair or prevent, the Company from consummating the Merger; provided, that for purposes of clause (x), none of the following, and no effect arising out of, relating to or resulting from the following, shall constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect”:

(i) any facts, circumstances, changes, events, occurrences or effects generally affecting (A) the industries in which the Company and its Subsidiaries operate or (B) the economy, credit, debt, securities or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates or deterioration in the credit markets generally; or

(ii) any facts, circumstances, changes, events, occurrences or effects to the extent arising out of, resulting from or attributable to (A) changes or prospective changes in Law, in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, (B) entry into and consummation and performance of this Agreement (including any action taken or omitted to be taken by the Company at the request of or with the written consent of Parent or Merger Sub) and the transactions contemplated hereby and the public announcement thereof, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, regulators or other third parties (it being understood and agreed that this clause (B) shall not apply with respect to any representation or warranty that is intended to address the consequences of the entry into, public announcement, pendency, consummation or performance of, this Agreement), (C) acts of war (whether or not declared) or any outbreak of hostilities, sabotage, terrorism or cyber-attack, or any escalation or worsening of any such acts of war (whether or not declared), outbreak of hostilities, sabotage, terrorism or cyber-attack, (D) weather, pandemics (including COVID-19), earthquakes, hurricanes, tornados, natural disasters, climatic conditions or other force majeure events, whether or not weather-related, (E) any Law or directive issued by a Governmental Entity providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, directive or interpretation thereof following the date of this Agreement or the Company’s or any of its subsidiaries’ compliance therewith, (F) regulatory, legislative and political conditions or developments, (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, (H) any decline in the market price, or change in trading volume, of the Common Stock (or the volatility thereof), or (I) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position, or other metrics;

provided, that (x) facts, circumstances, changes, events, occurrences or effects set forth in clauses (i), (ii)(A), (ii)(C), (ii)(D), (ii)(E) and (ii)(F) above may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such facts, circumstances, changes, events, occurrences or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to others in the industries of the Company and its Subsidiaries and (y) that the underlying cause of any decline, change or failure referred to in clause (ii)(H) or (ii)(I) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect unless such underlying cause is otherwise excluded hereby.

“Company Termination Fee” means an amount equal to $32,900,000.00; provided, however, that if this Agreement is terminated by the Company pursuant to Section 7.3(a) and the Alternative Acquisition Agreement entered into is with an Excluded Party for a Superior Proposal by such Excluded Party, then Company Termination Fee shall mean an amount equal to $16,500,000.00.

“Contract” means any note, bond, mortgage, indenture, lease, license, franchise, contract, agreement, commitment, or other legally binding obligation; provided that no Permit shall be deemed to be a Contract for purposes of this Agreement.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 and 801.

“Environmental Laws” means any Law regulating or relating to natural resources or the environment, including Laws relating to contamination and the use, generation, management, handling, transport, treatment, disposal, storage, release of, or exposure to, Materials of Environmental Concern, or to the extent relating to exposure to Materials of Environmental Concern, any Law regulating or relating to the protection of human health or safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any Person from whom the Company or any of its Representatives has received a written bona fide Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Acquisition Proposal the Company Board has determined in good faith no later than the later to occur of (x) one (1) Business Day after the start of the No-Shop Period Start Date and (y) three (3) Business Days after receipt by the Company of such written Acquisition Proposal (after consultation with its outside counsel and its financial advisor) is or would reasonably be expected to lead to a Superior Proposal; provided, however, that a Person shall immediately and irrevocably cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties (including the provision in the definition of Company Termination Fee) shall cease to apply with respect to such Person) if either (A) at any time after the No-Shop Period Start Date, no Acquisition Proposal made by such Person is outstanding, or (B) the Company has not provided Parent with a Notice of Change of Recommendation/Termination stating that it intends to terminate this Agreement pursuant to Section 7.3(a) on or prior to the tenth (10th) Business Day following the No-Shop Period Start Date in connection with an Acquisition Proposal made by such Person.

“Export Control Laws” means the Arms Export Control Act (22 U.S.C. §§ 2778 et seq.), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. §§ 120-130), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the Export Administration Regulations (EAR) (15 C.F.R. §§ 730 et seq.), and any other Laws, regulations, rules or Orders that address exports, reexports, deemed exports, and export controls in any other countries or territories where the Company operates or in which the Company is subject by virtue of its activities.

“FCC” means the Federal Communications Commission.

“Financing Entities” has the meaning set forth in the definition of “Financing Parties.”

“Financing Parties” means entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Merger, including the parties to the Debt Commitment

Letter and any joinder agreements or credit agreements relating thereto (the “Financing Entities”) and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

“Foreign Plan” means each Company Benefit Plan that covers current or former directors, officers, employees or other service providers of the Company or any of its Subsidiaries based outside of the U.S. and/or that is subject to any Law other than U.S. federal, state or local Law (other than any plan or program that is maintained by a Governmental Entity to which the Company or any of its Subsidiaries contributes pursuant to applicable Law).

“Foreign Telecommunications Laws” means applicable Laws governing telecommunications services, equipment and/or facilities in any non-U.S. jurisdiction, including the rules, regulations, and published policies, procedures, orders and decisions of Foreign Telecommunications Regulators.

“Foreign Telecommunications Regulator” means any non-U.S. Governmental Entity with jurisdiction over the Company or its Subsidiaries pursuant to Foreign Telecommunications Laws.

“Fraud” means, with respect to a Party, an actual and intentional misrepresentation of a material existing fact with respect to the making of any representation or warranty made by such Party herein, made by such Party with actual knowledge of its falsity and made for the purpose of inducing the other Party to act, and upon which the other Party justifiably relies with resulting losses.

“Governmental Entity” means any federal, state, local or non-U.S. government (including Foreign Telecommunication Regulators), any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether federal, state, local, foreign or supranational, any arbitral body, or NASDAQ.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all worldwide intellectual property rights, including all(i) trademarks, service marks, corporate, d/b/a and trade names, trade dress, logos, domain names, URLs, social and mobile media identifiers and other source indicators and all goodwill and common-law rights associated with any of the foregoing; (ii) copyrights, moral rights; (iii) patents; (iv) trade secrets, algorithms, methods, processes, inventions and know-how; (v) rights in computer programs, software, data and databases and (vi) registrations, applications, continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations, and foreign counterparts for any of the foregoing.

“Intervening Event” means a material event, occurrence, development or change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which was neither known to, nor reasonably foreseeable by, the Company Board as of the date of this Agreement and becomes known to or by the Company Board prior to the time the Stockholder Approval is obtained; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Acquisition Proposal or any consequence thereof and (ii) changes in the market price or trading volume of the Shares or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

“IT Assets” means all hardware, systems, databases, websites, applications, software, data processing equipment, systems, networks, platforms, peripherals, interfaces, and information technology assets and infrastructure.

“Knowledge” means (i) with respect to the Company, the actual knowledge of those persons set forth in Section 8.10(a) of the Company Disclosure Schedule, and (ii) with respect to Parent, the actual knowledge of those persons set forth in Section 8.10(a) of the Parent Disclosure Schedule, in the case of each of (i) and (ii) after reasonable inquiry.

“Law” means any Order or any federal, state, local, foreign, supranational or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

“Lien” means any mortgage, pledge, assignment, title defect, claim, adverse ownership interest, transfer restriction, security interest, encumbrance, lien or charge.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing after the date hereof throughout which (i) Parent shall have the Required Financial Information (which shall be the same information throughout the period) and (ii) the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), assuming that the Closing Date were to be scheduled for any time during such fifteen (15) consecutive Business Day period, or (to the extent permitted by applicable Law) waived; provided, however, that (1) if such fifteen (15) consecutive Business Day period has not ended on or prior to (x) August 20, 2021, then such fifteen (15) consecutive Business Day period shall not commence until September 7, 2021 and (y) December 17, 2021, then such fifteen (15) consecutive Business Day period shall not commence until January 3, 2022, and (2) July 5, 2021 and November 24, 2021 through November 26, 2021 shall not constitute a Business Day for purposes of such fifteen (15) consecutive Business Day period and (3) the Marketing Period shall be deemed not to have commenced if, after the date hereof and prior to the completion of such fifteen (15) consecutive Business Day period, (A) the independent auditors of the Company shall have withdrawn its audit opinion with respect to any year-end audited financial statements of the Company and its Subsidiaries included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such independent auditors or another nationally recognized independent accounting firm reasonably acceptable to Parent has issued an unqualified audit opinion with respect to such financial statements or (B) any of the financial statements of the Company and its Subsidiaries included in the Required Financial Information shall have been restated or the Company shall have determined or publicly announced that a restatement of any financial statements of the Company and its Subsidiaries included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Financial Information has subsequently been amended and delivered to Parent or the Company has determined in writing or publicly announced, as applicable, that no such restatement shall be required. If the Company in good faith reasonably believes that it has delivered the Required Financial Information, it may deliver to Parent written notice to that effect (stating when it believes it completed the applicable delivery), in which case the Required Financial Information shall be deemed to have been delivered on the date of such delivery specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity the Required Financial Information that has not been delivered). Notwithstanding anything in this definition to the contrary, the Marketing Period shall end on any date earlier than the date indicated in the definition above if the Debt Financing is consummated on such earlier date.

“Materials of Environmental Concern” means any waste, contaminant, pollutant or hazardous or toxic substance or material, and any other substance or material regulated, or for which liability is imposed, under any Environmental Law, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum and petroleum products.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“NASDAQ” means the NASDAQ National Market.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

“Ordinary Course of Business” means the ordinary course of business consistent with the past practice of the Company; provided that any action taken, or omitted to be taken, that reasonably relates to or arises out of any quarantine, “shelter-in-place,” “stay at home,” workforce reduction or furlough, social distancing, shut-down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 (including, but not limited to, The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020) (and any amendments or modifications thereof)) shall be deemed to be in the Ordinary Course of Business.

“Parent Termination Fee” means an amount equal to $51,800,000.00.

“Permitted Liens” means (i) zoning restrictions, easements, rights-of-way or other restrictions on the use of Real Property (provided, that such liens and restrictions do not materially and adversely impair the Company’s current business operations at such location and are not violated by the use or occupation of such Real Property), (ii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders or Contracts to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the Ordinary Course of Business, (iii) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the Ordinary Course of Business and for sums not yet due or being contested in good faith by appropriate proceedings and for which an appropriate reserve has been taken in accordance with GAAP, (iv) Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been taken in the financial statements of the Company in accordance with GAAP, (v) imperfections of title that do not materially impair the ownership, use or value of the assets to which they relate, (vi) non-exclusive licenses granted to customers in the Ordinary Course of Business by the Company or its Subsidiaries and (vii) Liens in respect of the indebtedness of the Company or its Subsidiaries in existence as of the date hereof and set forth on Section 8.10(a) of the Company Disclosure Schedule, or incurred as permitted under this Agreement (including in compliance with Section 5.1(b)(viii)), in each case as security for such indebtedness.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly with a particular individual or household, and any other information defined as “personal data”, “personal information”, “personally identifiable information”, “PII” or any similar term by applicable Law.

“Privacy Policies” means all posted and internal privacy and security policies and terms of use with respect to the collection, use, processing, storage, disclosure, retention, transfer, disposal or management of Personal Data.

“Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

“Regulatory Law” means (i) the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the DPA, the Communications Laws, and all other foreign or domestic Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment, (ii) foreign exchange or currency controls or (iii) actions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“Required Governmental Approvals” means (i) the expiration or other termination of any statutory waiting period (or any extension thereof) under the HSR Act, (ii) the consent to the transfer of control of the Company Communications Licenses by the FCC and the Foreign Telecommunication Regulator in each jurisdiction set forth in Section 8.10(a)(iii) of the Company Disclosure Schedule, (iii) CFIUS Approval, and (iv) non-U.S. Governmental Entity investment and national security approvals in the jurisdictions set forth in Section 8.10(a)(iv) of the Company Disclosure Schedule.

“Sanctioned Country” means, a country or territory that is the subject of country-wide or territory-wide Sanctions broadly restricting or prohibiting dealings with, in or involving such country or territory.

“Sanctioned Person” means any Person: (a) identified on a Sanctions- or Export Controls-related list of designated Persons, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC; (b) domiciled, organized or resident in, or the government or any agency or instrumentality of the government of, any Sanctioned Country; (c) owned or controlled by, or acting for or on behalf of, directly or indirectly, any Person described in the foregoing clauses (a) or (b); or (d) otherwise the subject or target of Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (a) the U.S. government, including OFAC and the U.S. Department of State; (b) the United Nations Security Council; (c) the European Union and each of its member states; or (d) the United Kingdom, including Her Majesty’s Treasury.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions (or, in the case of a partnership, a majority of the general partnership interests) is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Company Board has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel, and taking into consideration all factors (including legal, financial, financing (including availability thereof), and regulatory risks and timing) that the Company Board deems relevant, to be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including, if applicable, any revisions to this Agreement made or proposed in writing by Parent in accordance with Section 5.2); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Tax” (including, with correlative meaning, the term “Taxes”) means (a) all U.S. federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, real or personal property, withholding, excise, production, value added, goods and services, transfer, license, occupation, premium, windfall profits, social security (or similar), registration, alternative or add-on minimum, estimated, occupancy and other taxes, duties, or other assessments imposed by any Governmental Entity responsible for the administration of Taxes, and (b) any interest, penalties and additions with respect to any of the foregoing.

“Tax Return” means all returns, reports, elections, declarations, disclosures, schedules, claims for refund, statements, estimates, information returns and other similar documents filed or required to be filed with any Governmental Entity responsible for the administration of Taxes, including any attachments thereto and any amendments thereof.

“Telecommunications Regulatory Authorities” means the FCC and all other Governmental Entities (including for clarity, Foreign Telecommunication Regulators) that regulate telecommunications facilities or telecommunications services in the jurisdictions in which the Company or its Subsidiaries have such facilities or conduct business as of the date of this Agreement.

“Willful Breach” means a breach or failure to perform that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach or failure to perform.

(b) Construction. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. All references to dollar amounts in this Agreement shall be references to U.S. dollars unless otherwise expressly set forth herein. For purposes of this Agreement, the term “made available”, with respect to any document or item required to be made available to Parent or Merger Sub as of the date of this Agreement, shall mean such document or item has been provided directly to Parent or its Representatives or made available to Parent or its Representatives in the electronic data room maintained by the Company, in either case on or before the day immediately prior to the date of this Agreement, or is included in the Company SEC Documents publicly available on or before the day that is two (2) Business Days prior to the date of this Agreement.

Section 8.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is determined by a court of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided, that the Parties intend that the remedies and limitations thereon (including provisions that the payment of the Parent Termination Fee shall be the sole and exclusive remedy of the recipient thereof, limitations on specific performance and other equitable remedies in Section 8.7 and the limitation on liabilities of any member of the Parent Group and any member of the Company Group) contained in Article VII and this Article VIII be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a Party’s liability or obligations hereunder or under the Financing.

Section 8.12. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Notwithstanding the foregoing, Parent and Merger Sub may assign their respective rights and obligations hereunder to a wholly owned Subsidiary of Parent without such consent and may assign all or any portion of its rights and obligations to any Financing Party pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing ; provided, that no such assignment shall relieve Parent or Merger Sub of their respective obligations under this Agreement to the extent not performed by such assignee.

Section 8.13. Non-Recourse. Except as set forth in the Confidentiality Agreement, the Equity Commitment Letter, or the Limited Guarantee, all Actions or obligations (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, assignee or representative or financing source (including the Financing Parties) of any Party, or any current, former or future equityholder, incorporator, controlling person, general or limited partner, Affiliate, assignee or representative of any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any obligations (whether in Law or in equity, whether in contract or in tort or otherwise) for any Actions or obligations arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement, the Equity Commitment Letter or the Limited Guarantee), and, to the maximum extent permitted by Law, each Party hereby waives and releases all Actions or obligations arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement, the Equity Commitment Letter or the Limited Guarantee) against any such Non-Party Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except as otherwise set forth in the Confidentiality Agreement, the Equity Commitment Letter or the Limited Guarantee, (a) each Party hereby waives and releases any and all rights, Actions or demands that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Party or otherwise impose obligations of a Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement, the Equity Commitment Letter or the Limited Guarantee); and (b) each Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. For the avoidance of doubt, nothing in this Section 8.13 shall limit the right of the Company to bring an Action with respect to any breach of the Equity Investors’ and Guarantors’ obligations to pay or fund the payment of the amounts set forth in the Equity Commitment Letter and the Limited Guarantee, respectively, under circumstances in which the amounts thereunder are payable in accordance with and pursuant to the terms and conditions thereof.

Section 8.14. Headings. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

Section 8.15. Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or consent hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

Company

ORBCOMM Inc.

By:	/s/ Marc Eisenberg
Name: Marc Eisenberg
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Parent

GI DI ORION ACQUISITION INC

By:	/s/ David A. Smolen
Name: David A. Smolen
Title: Secretary

Merger Sub

GI DI ORION MERGER SUB INC

By:	/s/ David A. Smolen
Name: David A. Smolen
Title: Secretary

[Signature Page to Agreement and Plan of Merger]